SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

(Unaudited)

As of June 30, 2005 and 2006

Korea Electric Power Corporation and Subsidiaries

Consolidated Balance Sheets

December 31, 2005 and June 30, 2006

(Unaudited)

(In millions of Won and in thousands of U.S. dollars)

	Won			U.S. Dollars (note 2)
	2005		2006	2005	2006
Assets

Property, Plant and Equipment (notes 3 and 5):
Utility plant	(Won)	89,845,695	91,898,597	$94,723,980	96,888,347
Less: accumulated depreciation		(29,553,912)	(32,084,862)	(31,158,579)	(33,826,950)
Less: construction grants		(3,641,009)	(3,917,663)	(3,838,702)	(4,130,377)

		56,650,774	55,896,072	59,726,699	58,931,020
Construction in-progress		7,355,280	8,160,475	7,754,644	8,603,558
Less: construction grants		—	(1,910)		(2,013)

		64,006,054	64,054,637	67,481,343	67,532,565

Investments and others:
Long-term investment securities (note 6)		1,628,698	1,696,424	1,717,130	1,788,533
Long-term loans (notes 7 and 19)		355,861	383,764	375,183	404,601
Currency and interest rate swaps (note 21)		549,668	421,718	579,513	444,616
Intangibles, net (note 4)		886,333	871,247	934,458	918,552
Current deferred income tax assets
Other non-current assets (notes 8 and 16)		301,317	296,293	317,677	312,381

		3,721,877	3,669,446	3,923,961	3,868,683

Current assets:
Cash and cash equivalents (note 16)		1,399,031	2,237,635	1,474,993	2,359,130
Trade receivables, less allowance for doubtful accounts of (Won) 51,069 in 2005 and (Won) 50,816 in 2006 (notes 16 and 26)		2,162,747	1,786,156	2,280,176	1,883,138
Other account receivables, less allowance for doubtful accounts of (Won) 9,019 in 2005 and (Won) 9,240 in 2006 (notes 16 and 26)		340,679	263,246	359,177	277,539
Short-term investment securities (note 6)		28,835	18,012	30,401	18,990
Short-term financial instruments (note 16)		852,757	1,000,307	899,059	1,054,620
Inventories (notes 5 and 9)		1,827,669	1,965,436	1,926,905	2,072,152
Current deferred income tax assets		173,632	129,916	183,059	136,970
Other current assets (notes 7, 10 and 16)		223,401	357,888	235,530	377,320

		7,008,751	7,758,596	7,389,300	8,179,859

Total assets	(Won)	74,736,682	75,482,679	$78,794,604	79,581,107

(Continued)

Korea Electric Power Corporation and Subsidiaries

Consolidated Balance Sheets, Continued

December 31, 2005 and June 30, 2006

(Unaudited)

(In millions of Won and in thousands of U.S. dollars, except share data)

	Won			U.S. Dollars (note 2)
	2005		2006	2005	2006
Liabilities and Shareholders’ Equity

Stockholders’ equity:
Common stock of (Won) 5,000 par value Authorized - 1,200,000,000 shares Issued and outstanding - 641,567,712 shares	(Won)	3,207,839	3,207,839	$3,382,013	3,382,013
Capital surplus (note 11)		14,421,065	14,431,952	15,204,075	15,215,553
Retained earnings (note 12)		24,626,421	24,831,825	25,963,543	26,180,100
Capital adjustments (note 13)		(64,737)	(100,691)	(68,252)	(106,158)
Minority interest in consolidated subsidiaries		147,062	145,842	155,047	153,761

Total shareholders’ equity		42,337,650	42,516,767	44,636,426	44,825,269

Long-term liabilities:
Long-term borrowings (notes 15 and 26)		15,494,145	16,181,561	16,335,419	17,060,159
Reserve for retirement and severance benefits, net (note 17)		977,947	1,065,820	1,031,046	1,123,690
Liability for decommissioning cost (note 18)		6,909,376	7,283,733	7,284,529	7,679,212
Reserve for self-insurance		98,618	97,722	103,973	103,028
Currency and interest rate swaps (note 21)		168,747	367,792	177,909	387,762
Non-current deferred income tax liabilities		816,756	663,420	861,103	699,441
Other long-term liabilities (note 28)		795,138	401,965	838,311	423,790

		25,260,727	26,062,013	26,632,290	27,477,082

Current liabilities:
Trade payables (notes 16 and 26)		1,217,747	726,330	1,283,866	765,767
Other accounts payable (notes 16 and 26)		732,212	565,541	771,968	596,248
Short-term borrowings (notes 14 and 26)		334,678	642,937	352,850	677,846
Current portion of long-term debt (note 15)		3,282,817	3,457,803	3,461,062	3,645,549
Income tax payable		568,229	587,776	599,082	619,690
Accrued expenses (note 16)		263,404	273,973	277,706	288,849
Dividends payable		2,781	2,352	2,932	2,480
Other current liabilities (notes 16 and 20)		736,437	647,187	776,422	682,327

		7,138,305	6,903,899	7,525,888	7,278,756

Total liabilities		32,399,032	32,965,912	34,158,178	34,755,838

Commitments and contingencies (note 28)		—	—	—	—

Total shareholders’ equity and liabilities	(Won)	74,736,682	75,482,679	$78,794,604	79,581,107

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Income

For the six-month periods ended June 30, 2005 and 2006

(Unaudited)

(In millions of Won and in thousands of U.S. dollars, except earnings per share)

	Won			U.S. Dollars (note 2)
	2005		2006	2005	2006
Operating revenues:
Sale of electricity (note 26)	(Won)	11,684,318	12,718,586	$12,318,733	13,409,158
Other operating revenues		355,340	277,906	374,633	292,995

		12,039,658	12,996,492	12,693,366	13,702,153

Operating expenses (notes 22, 23 and 26):
Power generation, transmission and distribution		8,622,073	10,616,248	9,090,219	11,192,670
Other operating costs		495,290	142,411	522,182	150,143
Selling and administrative expenses		657,077	732,331	692,755	772,094

		9,774,440	11,490,990	10,305,156	12,114,907

Operating income		2,265,218	1,505,502	2,388,210	1,587,246

Other income (expense):
Interest income		40,113	66,555	42,291	70,169
Interest expense		(324,052)	(360,171)	(341,647)	(379,727)
Gain (loss) on foreign currency transactions and translation, net		218,244	246,295	230,094	259,668
Donations (note 30)		(135,489)	(8,637)	(142,846)	(9,106)
Equity income of affiliates, net (note 6)		106,297	64,973	112,069	68,501
Gain (loss) on disposal of utility plant, net		8,668	(1,655)	9,139	(1,745)
Valuation gain on currency and interest rate swaps, net (note 21)		128,953	(145,985)	135,955	(153,911)
Other, net		50,207	92,701	52,932	97,734

		92,941	(45,924)	97,987	(48,417)

Ordinary income		2,358,159	1,459,578	2,486,197	1,538,829

Income tax expense (note 24)		(821,759)	(509,240)	(866,377)	(536,890)

Income before minority interest		1,536,400	950,338	1,619,820	1,001,939

Minority interest in earnings of consolidated subsidiaries		(11,556)	(11,802)	(12,183)	(12,443)

Net income	(Won)	1,524,844	938,536	$1,607,637	989,496

Basic earnings per share (note 25)	(Won)	2,422	1,473	$2.55	1.55

Diluted earnings per share (note 25)	(Won)	2,387	1,466	$2.52	1.55

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity

For the six-month periods ended June 30, 2005 and 2006

(Unaudited)

(In millions of Won and in thousands of U.S. dollars)

	Won
	Common stock		Capital surplus	Retained earnings	Capital adjustments	Minority interest	Total
Balances at January 1, 2005	(Won)	3,203,743	14,543,916	23,139,835	(408,311)	123,099	40,602,282
Net income		—	—	1,524,844	—	—	1,524,844
Dividends declared		—	—	(724,156)	—	—	(724,156)
Gain on disposal of treasury stock		—	4,122	—	—	—	4,122
Changes in capital adjustments		—	(12,408)	12,422	19,458	—	19,472
Changes in minority interests		—	—	—	—	5,856	5,856

Balances at June 30, 2005	(Won)	3,203,743	14,535,630	23,952,945	(388,853)	128,955	41,432,420

Balances at January 1, 2006	(Won)	3,207,839	14,421,065	24,626,421	(64,738)	147,062	42,337,649
Net income		—	—	938,536	—	—	938,536
Dividends declared		—	—	(731,535)	—	—	(731,535)
Issuance of common stock for convertible bond		—	3,869	—	—	—	3,869
Gain on disposal of treasury stock, net of tax		—	7,072	—	—	—	7,072
Change in retained earnings of subsidiaries		—	—	(1,648)	—	—	(1,648)
Changes in treasury stock		—	—	—	13,742	—	13,742
Changes in unrealized losses on available-for-sale securities		—	—	—	(574)	—	(574)
Changes in unrealized losses on investments in affiliates		—	—	—	2,187	—	2,187
Changes in translation Adjustments of foreign subsidiaries		—	—	—	(17,542)	—	(17,542)
Changes in losses on valuation of derivatives		—	—	—	(33,766)	—	(33,766)
Changes in minority interests		—	—	—	—	(1,220)	(1,220)
Other		—	(54)	51	—	—	(3)

Balances at June 30, 2006	(Won)	3,207,839	14,431,952	24,831,825	(100,691)	145,842	42,516,767

U.S. dollars (note 2)		$3,382,013	15,215,553	26,180,100	(106,158)	153,761	44,825,269

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2005 and 2006

(Unaudited)

(In millions of Won and in thousands of U.S. dollars)

	Won			U.S. Dollars (note 2)
	2005		2006	2005	2006
Cash flows from operating activities:
Net income	(Won)	1,524,844	938,536	$1,607,637	989,495
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		2,784,271	2,769,671	2,935,446	2,920,054
Amortization of nuclear fuel and heavy water		36,592	41,549	38,579	43,805
Utility plant removal cost		78,185	91,898	82,430	96,888
Provision for severance and retirement benefits		102,300	105,445	107,855	111,170
Provision for decommissioning costs		148,846	162,498	156,928	171,321
Bad debt expense		9,120	15,287	9,615	16,117
Interest expense, net		4,494	12,158	4,738	12,818
Gain on foreign currency translation, net		(169,678)	(216,914)	(178,891)	(228,692)
Equity income of affiliates, net		(106,297)	(64,973)	(112,069)	(68,501)
Gain (loss) on disposal of utility plant, net		(8,668)	1,655	(9,139)	1,745
Deferred income tax expense (benefit), net		77,864	(87,360)	82,092	(92,103)
Valuation loss (gain) on currency and interest rate swaps		(128,948)	145,985	(135,949)	153,911
Changes in assets and liabilities:
Decrease in trade receivables		38,809	368,449	40,916	388,454
Decrease in other accounts receivable		308,010	73,844	324,734	77,853
Increase in inventories		(322,423)	(255,700)	(339,929)	(269,584)
Increase in other current assets		(169,956)	(219,543)	(179,184)	(231,463)
Decrease in trade payables		(72,741)	(491,996)	(76,691)	(518,710)
Decrease in other accounts payable		(144,532)	(525,027)	(152,380)	(553,534)
Increase (decrease) in income tax payable		(388,894)	26,213	(410,009)	27,636
Decrease in accrued expenses		(29,973)	10,473	(31,600)	11,042
Increase (decrease) in other current liabilities		152,037	(3,315)	160,292	(3,495)
Decrease in other long-term liabilities		(718)	(7,385)	(757)	(7,786)
Payment of severance and retirement benefits		(9,100)	(17,895)	(9,594)	(18,867)
Payment of decommissioning costs		(19,438)	(6,222)	(20,493)	(6,559)
Payment of self-insurance		(764)	(895)	(805)	(943)
Other, net		67,593	79,237	71,262	83,540

Net cash provided by operating activities	(Won)	3,760,835	2,945,673	$3,965,034	3,105,612

(Continued)

Korea Electric Power Corporation and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2005 and 2006

(Unaudited)

(In millions of Won and in thousands of U.S. dollars)

	Won			U.S. Dollars (note 2)
	2005		2006	2005	2006
Cash flows from investing activities:
Proceeds from disposal of utility plant	(Won)	57,271	19,531	$60,381	20,591
Additions to utility plant		(3,489,709)	(3,023,869)	(3,679,187)	(3,188,053)
Receipt of construction grants		315,672	401,166	332,812	422,947
Proceeds from disposal of investment securities,		63,556	50,808	67,007	53,567
Acquisition of investment securities		(54,730)	(46,058)	(57,702)	(48,559)
Decrease (increase) in long-term loans		(35,854)	(44,270)	(37,801)	(46,674)
Acquisition of intangibles		(20,748)	(28,140)	(21,875)	(29,667)
Decrease (increase) in other non-current assets		(24,284)	3,335	(25,603)	3,516
Withdrawal (acquisition) of financial instruments, net		(301,949)	(146,695)	(318,344)	(154,660)
Decrease in short-term loans, net		14,434	7,548	15,218	7,957
Proceeds from sale (acquisition) of short-term investment securities		33,064	—	34,860	—

Net cash used in investing activities		(3,443,277)	(2,806,644)	(3,630,234)	(2,959,034)

Cash flows from financing activities:
Proceeds from long-term debt		2,394,236	2,751,721	2,524,234	2,901,129
Repayment of long-term debt		(78,402)	(114,631)	(82,659)	(120,855)
Repayment of current portion of long-term debt		(2,668,762)	(1,507,241)	(2,813,666)	(1,589,079)
Proceeds from (repayment of) in short-term borrowings, net		918,162	305,687	968,015	322,285
Dividends paid		(725,039)	(739,146)	(764,406)	(779,279)
Other, net		(117,446)	10,473	(123,823)	11,042

Net cash used in financing activities		(277,251)	706,863	(292,305)	745,243

Effect of exchange rate changes on cash and cash equivalents		(3,099)	(7,288)	(3,267)	(7,684)

Net decrease in cash and cash equivalents		37,208	838,604	39,228	884,137

Cash and cash equivalents, at beginning of the period		1,669,522	1,399,031	1,760,171	1,474,993

Cash and cash equivalents, at end of the period	(Won)	1,706,730	2,237,635	$1,799,399	2,359,130

See accompanying notes to consolidated financial statements.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

June 30, 2006 and 2005

(Unaudited)

(1)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements

(a)	Description of Business

Korea Electric Power Corporation (KEPCO) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO was given a status of government-invested enterprise on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

The Korea Electric Power Corporation Act, or the KEPCO Act, requires that the Government, directly, or pursuant to The Korea Development Bank Act, through Korea Development Bank (“KDB”), which is wholly owned by the Korean Government, own at least 51% of KEPCO’s issued common stock. As of June 30, 2006, the Government of the Republic of Korea, Korea Development Bank and foreign investors hold 24.07%, 29.95% and 30.26%, respectively, of KEPCO’s shares.

In accordance with the restructuring plan by the Ministry of Commerce, Industry and Energy on January 21, 1999(the “Restructuring Plan”), the Company spun off its power generation division on April 2, 2001, resulting in the establishment of six power generation subsidiaries. In addition, KEPCO has been contemplating the gradual privatization of KEPCO’s power generation subsidiaries and distribution business. In 2002, the Company commenced the sale of one of its generation subsidiaries. However, this sale was delayed due to unfavorable stock market conditions at the time. The Company intends to resume its stock-listing process in due course, after taking into consideration the overall stock market situation and other pertinent matters. The privatization of power generation subsidiaries may result in a change in pricing of electric power, operational organization, related regulations and general policies for supply and demand of energy. In addition, KEPCO was also planning to privatize its distribution business.

However, the privatization of KEPCO’s distribution business was discontinued according to the recommendation of the Korea Tripartite Commission on June 30, 2004.

(b)	Basis of Presenting Consolidated Financial Statements

KEPCO maintains its accounting records in Korean Won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the Korea Electric Power Corporation Act (“KEPCO Act”), the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea (collectively “Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices, KEPCO Act and Accounting Regulations for Government Invested Enterprises. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements. Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

In 2006, the Company additionally adopted Statements of Korea Accounting Standards (“SKAS”) No. 20 “Related Party Disclosure”, which is effective from January 1, 2006

The consolidated financial statements include the accounts of KEPCO and its controlled subsidiaries (collectively referred to as the “Company”). Controlled subsidiaries include (i) majority-owned entities of either the Company or controlled subsidiaries and (ii) other entities where the Company or any of its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder.

For investments in companies, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influence may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated, the Company generally presumes that the investee is under significant influence.

All intercompany balances including trade receivables and trade payables are eliminated in consolidation. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For sales from KEPCO to subsidiaries (downstream sales), the full amount of intercompany gain or loss is eliminated in the consolidated statement of income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests.

i) The Company’s ownership percentages of the companies which were consolidated at December 31, 2005 and June 30, 2006 are summarized as follows:

	Year of establishment	Ownership percentage(%)		Primary business
Subsidiaries		2005	2006
Korea Hydro & Nuclear Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea South-East Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Midland Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Western Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Southern Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea East-West Power Co., Ltd. (*1)	2001	100.0	100.0	Power generation
Korea Power Engineering Co., Ltd.	1977	97.9	97.9	Engineering for utility plant
Korea Plant Services & Engineering Co., Ltd.	1984	100.0	100.0	Utility plant maintenance
KEPCO Nuclear Fuel Co., Ltd.	1982	96.4	96.4	Nuclear fuel
Korea Electric Power Data Network Co., Ltd.	1992	100.0	100.0	Information services
KEPCO International Hong Kong Ltd.	1995	100.0	100.0	Holding Company
KEPCO International Philippines Inc.	2000	100.0	100.0	Holding Company
KEPCO China International Ltd.	2004	100.0	100.0	Holding Company
KEPCO Gansu International Ltd.	2005	100.0	100.0	Holding Company
KEPCO Philippines Holdings Inc.	2005	100.0	100.0	Holding Company
KEPCO Asia International Ltd.	2005	85.0	85.0	Holding Company

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

	Year of establishment	Ownership percentage(%)		Primary business
Subsidiaries		2005	2006
KEPCO Philippines Corporation (*2)	1995	100.0	100.0	Utility plant rehabilitation and operation (Subsidiary of KEPCO International Hong Kong Ltd.)
KEPCO Ilijan Corporation (*2)	1997	51.0	51.0	Construction and operation of utility plant (Subsidiary of KEPCO International Philippines Inc.)
Jiaozuo KEPCO Power Company Ltd.	2004	75.8	77.0	Construction and operation of utility plant (Subsidiary of KEPCO China International Ltd.)
KEPCO Salcon Power Corporation	2005	60.0	60.0	Construction and operation of utility plant (Subsidiary of KEPCO Philippines Corporation)
KEPCO Lebanon SARL (*3)	2006	—	100.0	Operation of utility plant
KEPCO Neimenggu international Ltd. (*3)	2006	—	100.0	Holding Company

(*1)	Six new power generation subsidiaries were established on April 2, 2001 by the spin-off of KEPCO’s power generation division in accordance with the Restructuring Plan.
(*2)	Under the project agreement between the National Power Corporation of Philippines and KEPCO, the cooperation period of KEPCO Philippines Corp. and KEPCO Ilijan Corp. is for 15 years commencing September 15, 1995 and 20 years commencing June 5, 2002, respectively. At the end of the cooperation period, the power plant complex will be transferred to National Power Corporation of Philippines free of any liens or encumbrances and without payment of compensation.
(*3)	KEPCO Lebanon SARL and KEPCO Neimenggu international Ltd. were established as subsidiaries in 2006.

	The power generation subsidiaries are primarily engaged in the sale of electricity to KEPCO through the Korea Power Exchange. Details of those subsidiaries are as follows:

Name of the subsidiaries	Major power plant
Korea Hydro & Nuclear Power Co., Ltd. (KHNP)	Hydroelectric power plant and nuclear power plant in Gori

Korea South-East Power Co., Ltd. (KOSEPCO)	Thermoelectric power plant in Samchonpo

Korea Midland Power Co., Ltd. (KOMIPO)	Thermoelectric power plant in Boryung

Korea Western Power Co., Ltd. (KOWEPCO)	Thermoelectric power plant in Tae-an

Korea Southern Power Co., Ltd. (KOSPO)	Thermoelectric power plant in Hadong

Korea East-West Power Co., Ltd. (KEWESPO)	Thermoelectric power plant in Dangjin

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

‚	Details of the spin-off

-	KEPCO spun off its power generation business as stipulated by the Commercial Code of the Republic of Korea.

-	Registration date of the spin off: April 2, 2001

-	Date of resolution of stockholders: March 16, 2001

-	Date of resolution of Board of Directors: February 24, 2001

ƒ	Assets and liabilities of the spun off divisions

-	Assets and liabilities of the spun off divisions as of the date of the spin off

	Won (millions)
	KHNP		KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total
Assets	(Won)	18,791,413	2,490,720	2,662,209	2,904,046	3,627,985	4,655,400	35,131,773
Liabilities		9,426,614	1,258,716	1,336,317	1,461,408	1,830,607	2,332,495	17,646,157

Net assets	(Won)	9,364,799	1,232,004	1,325,892	1,442,638	1,797,378	2,322,905	17,485,616

-	Assets and liabilities of the spun off divisions as of December 31, 2000

	Won (millions)
	KHNP		KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total
Assets	(Won)	17,433,479	2,688,953	2,209,503	2,943,194	3,507,340	4,696,226	33,478,695
Liabilities		9,231,779	1,469,853	1,234,789	1,542,594	1,819,240	2,463,526	17,761,781

Net assets	(Won)	8,201,700	1,219,100	974,714	1,400,600	1,688,100	2,232,700	15,716,914

-	Result of operations of the spun off divisions (From January 1, 2001 to April 1, 2001)

	Won (millions)
	KHNP		KOSEPCO	KOMIPO	KOWEPCO	KOSPO	KEWESPO	Total
Net sales	(Won)	1,097,586	410,195	345,771	406,931	413,058	481,710	3,155,251
Cost of goods sold		875,074	360,346	280,101	380,139	401,384	460,825	2,757,869

Gross profit	(Won)	222,512	49,849	65,670	26,792	11,674	20,885	397,382

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

ii)	The Company’s ownership percentages of affiliated companies which were accounted for by the equity method at December 31, 2005 and June 30, 2006 are summarized as follows:

	Year of establishment	Ownership percentage(%)		Primary business

Subsidiaries		2005	2006
Korea Gas Corporation	1983	24.5	24.5	Sales of liquefied natural gas
Korea District Heating Co., Ltd.	1985	26.1	26.1	Providing of heating
Powercomm Corporation	2000	43.1	43.1	Communication line leasing
Korea Electric Power Industrial Development Co., Ltd.	1990	49.0	49.0	Disposal of power-plant ash and electric meter reading
YTN	1993	21.4	21.4	Broadcasting
Gansu Datang Yumen Wind Power Co., Ltd. (*1)	2005	40.0	40.0	Construction and operation of utility plant
Salcon Power Corporation(*2)	1994	—	40.0	Construction and operation of utility plant
Datang Chifang Renewable Co., Ltd(*3)	2006	—	40.0	Construction and operation of utility plant

(*1)	KEPCO Gansu International Ltd. owns 40.0% of the shares of Gansu Datang Yumen Wind Power Co., Ltd.
(*2)	KEPCO Philippines Holdings Inc. owns 40.0% of the shares of Salcon Power Corporation
(*3)	KEPCO Neimenggu international Ltd. owns 40.0% of the shares of Datang Chifang Renewable Co., Ltd

(c)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, except in the case of revaluation made in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest cost and other financial charges on borrowing associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets. The calculation of capitalized interest includes exchange differences arising from foreign borrowings to the extent that they are regarded as an adjustment to interest costs, which is limited to the extent of interest cost calculated by the weighted average interest rate of local currency borrowings. For the six-month periods ended June 30, 2005 and 2006, the amounts of capitalized interest were (Won)100,595 million and (Won)101,513 million, respectively.

Depreciation is computed by the declining-balance method (straight-line method for buildings, structures, loaded heavy water and capitalized asset retirement cost of nuclear power plants and unit-of-production method for loaded nuclear fuel and capitalized asset retirement costs of low and intermediate level wastes) using rates based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises (which approximates the economic useful lives of assets) as follows:

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

Estimated useful life
Buildings	8 ~ 40
Structures	8 ~ 30
Machinery	5 ~ 16
Vehicles	4 ~ 5
Loaded heavy water (included in nuclear fuel)	30
Loaded nuclear fuel	-
Capitalized asset retirement cost of nuclear power plant	30 ~ 40
Capitalized asset retirement costs of low & intermediate level wastes	-
Others	4 ~ 9

Effective January 1, 2003, the Company adopted SKAS No. 5 “Tangible Assets.” Under this standard, the Company recorded the fair value of the liabilities for decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. This standard was applicable to any new plants from January 1, 2003. However, this standard did not have any impact on the 2003 financial statements because there were no new utility plants in 2003.

As it relates to decommissioning costs, all existing plants as of December 31, 2003 were accounted for under the previous method (note 1(q)). However, as described in note 1(q), in 2004, the Company adopted SKAS No. 17 and retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive waste. In addition, the corresponding asset (calculated at the net book value amount as of January 1, 2004) related to all existing plants was recognized as a utility asset. The Company subsequently depreciates the capitalized asset retirement costs using the straight-line (dismantling costs) and units-of-production depreciation method (spent fuel and radioactive wastes). The impact of adopting SKAS No. 17 is disclosed in note 18.

Changes in capitalized asset retirement costs for the six-month periods ended June 30, 2006 are as follows :

	Book value as of January 1, 2006		Adjustment of book value	Incurred	Book value as of June 30, 2006
Capitalized asset retirement costs of nuclear power plant	(Won)	2,159,839	—	—	2,159,839
Accumulated depreciation		(698,081)	—	(29,498)	(727,579)
Capitalized asset retirement costs of low & intermediate level wastes		1,935,875	(140,060)	121,277	1,917,092
Accumulated depreciation		(1,685,886)	142,370	(80,287)	(1,623,803)

	(Won)	1,711,747	2,310	11,492	1,725,549

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

KEPCO records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

•	Grants from the government or public institutions

•	Funds, construction materials or other items contributed by customers

When the Company receives grants which relate to the construction of transmission and distribution facilities, such amounts are initially recorded and presented in the accompanying consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. KEPCO received (Won)315,666 million and (Won)399,255 million of construction grants, and offset (Won)82,409 million and (Won)93,189 million against depreciation expense, and (Won)20,467 million and (Won)29,385 million against utility plant removal cost for the six-month periods ended June 30, 2005 and 2006, respectively.

(d)	Asset Impairment

When the book value exceeds the estimated recoverable value of an asset due to obsolescence, physical damage or decline in market value, and the amount is material, the impaired asset is recorded at the recoverable value, and the resulting impairment loss is charged to current operations. If the recoverable value exceeds the adjusted book value of the asset in a subsequent period, the recoveries of previously recognized losses are recognized as gain in subsequent periods to the extent the net realizable value equals the book value of the assets before the loss is recognized after consideration of accumulated depreciation.

The Company evaluates the long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. These computations utilize judgments and assumptions inherent in management’s estimate of undiscounted future cash flows to determine recoverability of an asset. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, then the Company will record impairment charges, resulting in lower profits. Management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material.

(e)	Investments in Securities

Upon acquisition, securities are recorded at cost. The cost includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement.

Upon acquisition, the Company classifies debt and marketable equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Trading securities are carried at fair value, with unrealized holding gains and losses included in income. Available-for-sale securities are carried at fair value, with unrealized holding gains and

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

losses reported as a capital adjustment. Investments in equity securities that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are recorded at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rating announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

Trading securities are classified as current assets, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investments. However, available-for-sale securities whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable are classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date are classified as current assets.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity or non-marketable equity securities is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to-maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security.

For non-marketable equity securities accounted for at acquisition cost, the impairment loss is equal to the difference between the recoverable amount and the carrying amount. If the realizable value subsequently recovers, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

If the intent and ability to hold the securities change, transferred securities are accounted for at fair value. In case held-to-maturity securities are reclassified into available-for-sale securities, unrealized gain or loss between the book value and fair value is reported in shareholders’ equity as a capital adjustment. In case the available for sale securities are reclassified into held-to-maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholders’ equity as a capital adjustment, but it is amortized over the remaining term of the security using the effective interest rate method.

(f)	Investment Securities under the Equity Method of Accounting

Investments in affiliated companies of which the Company owns 20% or more of the voting stock or over which the Company has significant management control are stated at an amount as determined using the equity method. Under the equity method of accounting, the Company’s initial investment is recognized at cost and is subsequently increased or decreased to reflect the changes

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

in Company’s share of the net assets of investee. The Company’s share of the profit or loss of the investee is recognized in the investor’s profit or loss and other changes in the investee’s equity are recognized directly in equity of the Company.

Any excess in the Company’s acquisition cost over the Company’s share of the net fair value of the investee’s identifiable net assets is considered as goodwill and amortized by the straight-line method over the estimated useful life. The amortization of such goodwill is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as capital adjustment.

(g)	Intangible Assets

Intangible assets are stated at cost less accumulated amortization, as described below.

(i)	Research and Development Costs

Expenditure on research activities, undertaken with the prospects of gaining new scientific or technical knowledge and understanding, is recognized in the statement of income as an expense as incurred.

Expenditure on development incurred in conjunction with new products or technologies, in which the elements of costs can be identified and future economic benefits are clearly expected, is capitalized and amortized on a straight-line basis over 5 years. The capitalized expenditure includes the cost of materials, direct labor and an appropriate proportion of overheads.

(ii)	Other Intangible Assets

Other intangible assets, which consist of industrial rights, land rights and others, are stated at cost less accumulated amortization and impairment losses. Such intangible assets are amortized using the straight-line method over a reasonable period, from 4 years to 50 years, based on the nature of the asset.

The Company reviews for the impairment of intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(h)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(i)	Financial Instruments

Short-term financial instruments are financial instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

(j)	Allowance for Doubtful Accounts

The allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection. Smaller-balance homogeneous receivables are evaluated considering current economic conditions and trends, prior charge-off experience and delinquencies.

(k)	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving-average method for supplies and specific-identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of year.

(l)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term cash loans/borrowings and other similar loan/borrowing transactions are stated at present value. The difference between nominal value and present value is deducted directly from the nominal value of related receivables or payables and is amortized using the effective interest rate method. The amount amortized is included in interest expense or interest income.

(m)	Convertible Bonds

When issuing convertible bonds, the value of the conversion rights is recognized separately as a component of capital surplus. Considerations for conversion rights is measured by deducting the present value of ordinary or straight debt securities from the gross proceeds of the convertible bonds received at the date of issuance.

Convertible bonds are not subject to foreign currency translation because convertible bonds are regarded as non-monetary foreign currency liabilities in accordance with Korean GAAP. When the conversion rights are exercised during an accounting period, the value of common shares issued pursuant to the exercise shall be measured based on the carrying amount of the convertible bonds determined on the actual date such rights have been exercised.

(n)	Discount (Premium) on Debentures

Discount (premium) on debenture issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest rate method over the life of the debentures. The amount amortized is included in interest expense.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(o)	Retirement and Severance Benefits

Employees and directors who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets.

Although funding of the retirement and severance benefits are not required, tax deductions, however, are limited if the liability is not funded. The Company has purchased severance insurance deposits, which meet the funding requirement for tax deduction purposes. These consist of individual severance insurance deposits, in which the beneficiary is the respective employee, with a balance of (Won)277,704 million and (Won)273,653 million as of December 31, 2005 and June 30, 2006, respectively, which are presented as deduction from accrual of retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction from the retirement and severance benefit liability. However, due to a new regulation applied since April 1999, such transfers to the National Pension Fund are no longer required.

(p)	Reserve for Self-Insurance

In accordance with the Accounting Regulations for Government Invested Enterprises, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery. Payments made to settle applicable claims are charged to this reserve.

(q)	Liability for Decommissioning Costs

Prior to January 1, 2003, the Company recorded a liability for the estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Additions to the liability were charged to expense in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis.

Effective January 1, 2003, the Company adopted SKAS No. 5 “Tangible Assets.” Under this standard, the Company records the fair value of liabilities for the decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets. However, this standard was only applicable to new plants (with an associated asset retirement liability) put into service after January 1, 2003. For plants put into service before January 1, 2003, SKAS No. 5 did not apply and the previous Korean GAAP (as described above) was required. Since the Company did not place into service any assets with liabilities for decommissioning costs during 2003, SKAS No. 5 had no impact on the 2003 consolidated financial statements.

In October 2004, Korea Accounting Standard Board issued SKAS No. 17 “Provisions and Contingent Liabilities & Assets.” In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. The liability for decommissioning costs should be adjusted based on the best estimates on each balance sheet date. Under SKAS No. 17, the discount rate was set at the date of adoption (January 1, 2004) and should be applied in all future periods. In addition, any new obligation arising from new plant would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The Company subsequently depreciates the asset retirement costs using the straight-line and units-of-production depreciation method.

(r)	Foreign Currency Translation

KEPCO and its domestic subsidiaries maintain their accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at (Won)960.3 to US$1, the rate of exchange on June 30, 2006. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate prevailing at the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and the Company’s overseas subsidiaries are translated at current rate of exchange at the balance sheet date while profit and loss items in the statement of income are translated at average rate and capital account at historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations and the Company’s overseas subsidiaries are offset and the balance is accumulated as a capital adjustment.

(s)	Derivatives

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designed as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk.

The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations.

The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(t)	Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term construction contracts based on the percentage-of-completion method, whereby revenue is recognized based on the actual costs incurred as a percentage of total estimated costs of the contract.

(u)	Income Taxes

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Prior to January 1, 2005, all deferred tax assets and liabilities were recorded as non-current. Effective January 1, 2005, the Company adopted SKAS No. 16, “Income Taxes.” In accordance with the statement, deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting or the expected reversal date of the temporary difference. The deferred tax amounts are presented as a net current asset or liability and a net non-current asset or liability. However, deferred income tax assets and liabilities as of December 31, 2004 were not reclassified based on the transitional clause of SKAS No. 16.

Also, prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and valuation gains and losses on derivatives considered to be cash flow hedges that were reported as a separate component of stockholders’ equity. However, effective January 1, 2005, deferred taxes are recognized on the temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and valuation gains and losses on derivatives considered to be cash flow hedges that are reported as a separate component of capital adjustments. As a result of such change, as of January 1, 2005, capital adjustments decreased and deferred income tax liabilities increased by (Won)23,795 million.

Prior to January 1, 2005, the tax effect of the temporary difference arising from the conversion right of the convertible bond issued in 2003 amounted to (Won)12,422 million. This amount was charged as income tax expense during 2003. However, effective January 1, 2005, per SKAS No. 16, the tax effect amounting to (Won)12,422 million should be directly charged to capital surplus. As a result of such change, as of January 1, 2005, capital surplus decreased and retained earnings increased by (Won)12,422 million. As allowed by the statement, the Company did not restate the prior year balances and accounted for the cumulative effect of applying SKAS No. 16 as of January 1, 2005 through change of capital adjustment during 2005.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(v)	Dividends payable

Dividends are recorded when approved by the board of director and shareholders.

(w)	Prior Period Adjustments

Prior period adjustments resulting from other than fundamental errors are charged or credited to result of operations for the current period. The fundamental errors are defined as errors with such a significant effect on the financial statements for one or more prior periods that those financial statements can no longer be considered to have been reliable at the date of their issue. Prior period adjustments resulting from the fundamental errors are charged or credited to the beginning balance of retained earnings, and the financial statements of the prior year are restated.

(x)	Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income, after addition for the effect of expenses related to dilutive securities on net income, by the weighted average number of common shares plus the dilutive potential common shares.

(y)	Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries is presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(z)	Use of Estimates

The preparation of consolidated financial statements in accordance with Korean GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Actual results could differ from those estimates.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(aa)	Accounting Principles

Certain subsidiaries apply different accounting methods for cost of inventory and the depreciation of fixed assets and intangible assets than those of KEPCO. The effect of the different accounting is not considered material.

(i)	Cost of Inventory

Company	Raw material	Supplies	Others
KEPCO	Weighted-average	Moving-average	Specific identification

Korea Hydro & Nuclear Power Co., Ltd.	Moving-average	Moving-average	Moving average
Korea Western Power Co., Ltd.	Weighted-average	Weighted-average	Weighted-average
Korea Power Engineering Co., Ltd.	Weighted-average	FIFO	FIFO
Korea Plant Service & Engineering Co., Ltd.	Weighted-average	FIFO	Specific identification
KEPCO Nuclear Fuel Co., Ltd.	Weighted-average	Weighted-average	Specific identification
Korea Electric Power Data Network Co., Ltd.	Moving-average	Moving-average	Moving-average
KEPCO Philippines Corporation	Weighted-average	Weighted-average	Weighted- average
KEPCO Ilijan Corporation	Weighted-average	Weighted-average	Weighted- average

(ii)	Depreciation Methods

Company	Machinery	Vehicles	Others	Computer software
KEPCO	Declining-balance	Declining-balance	Declining-balance	Straight-line
Korea Hydro & Nuclear Power Co., Ltd.	Declining-balance	Declining-balance	Declining-balance	Declining-balance
Korea Plant Service & Engineering Co., Ltd.	Declining-balance	Declining-balance	Declining-balance	Declining-balance
KEPCO Nuclear Fuel Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line
Korea Electric Power Data Network Co., Ltd.	Straight-line	Straight-line	Straight-line	Straight-line
KEPCO Philippines Corporation	Straight-line	Straight-line	Straight-line	Straight-line
KEPCO Ilijan Corporation	Straight-line	Straight-line	Straight-line	Straight-line

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(ab)	Elimination of Investments and Shareholder’s Equity

For consolidated subsidiaries and investments accounted for under the equity method, if the acquisition date is not as of the fiscal year end of the investee, the nearest fiscal year end of such investee is considered as the acquisition date in determining the amount of goodwill or negative goodwill.

The elimination entries of the parent company’s investments against the related investees’ shareholders’ equity at December 31, 2005 and June 30, 2006 are summarized as follows:

<2005>

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Common stock	(Won)	2,624,951	Investments in affiliates	(Won)	24,227,983
Capital surplus		15,448,708	Consolidated capital surplus		2,192
Retained earnings		6,682,648	Consolidated retained earnings		238,607
Consolidated Capital adjustment		19,041	Equity gain of affiliates		143,472
			Capital adjustment		18,412
			Minority interests		144,397
			Other		285

	(Won)	24,775,348		(Won)	24,775,348

<2006>

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Common stock	(Won)	2,638,119	Investments in affiliates	(Won)	25,463,830
Capital surplus		15,448,708	Consolidated capital surplus		2,192
Retained earnings		7,816,725	Consolidated retained earnings		178,221
Consolidated Capital adjustment		156,744	Equity gain of affiliates		107,119
Equity loss of affiliates		6	Capital adjustment		162,546
			Minority interests		145,856
			Other		538

	(Won)	26,060,302		(Won)	26,060,302

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(2)	Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements have been translated into United States dollars at the rate of (Won)948.5 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2006. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(3)	Property, Plant and Equipment

(a)	Asset revaluation

KEPCO revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999), and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation, a component of capital surplus.

(b)	Officially Declared Value of Land

The officially declared value of land at June 30, 2006, as announced by the Minister of Construction and Transportation, is as follows:

	Won (millions)
Purpose	Book value		Declared value
Land - utility plant, transmission and distribution sites and other	(Won)	5,849,994	8,180,648

The officially declared value of land, which is used for government purposes, is not intended to represent fair value.

(c)	Utility plant

Changes in property, plant and equipment and construction grants for the six-month periods ended June 30, 2006 are as follows:

	Won (millions)
	Book value as of January 1, 2006		Acquisitions	Disposals	Depreciation	Others	Book value as of June 30, 2006
Land	(Won)	5,823,041	2,919	(7,628)	—	31,662	5,849,994
Buildings		7,431,774	3,664	(3,384)	(301,104)	132,334	7,263,284
Structures		25,983,644	8,812	(1,152)	(556,935)	974,255	26,408,624
Machinery		17,532,778	43,036	(427,428)	(1,558,172)	1,276,847	16,867,061
Vehicles		25,323	4,263	(2,218)	(7,448)	3,513	23,433
Nuclear fuel		1,026,465	—	—	(202,932)	152,953	976,486
Capitalized asset retirement cost		1,711,747	—	—	(109,785)	123,587	1,725,549
Others		757,011	18,001	(815)	(68,113)	(6,780)	699,304
Construction in-progress		7,355,280	2,943,174	—	—	(2,137,979)	8,160,475
Construction grants		(3,641,009)	(401,166)	—	93,217	29,385	(3,919,573)

	(Won)	64,006,054	2,622,703	(442,625)	(2,711,272)	579,777	64,054,637

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

The Company depreciates the capitalized asset retirement costs using the straight-line and units-of-production depreciation methods

(4)	Intangible Assets

Changes in intangible assets for the six-month periods ended June 30, 2006 are as follows:

	Won (millions)
	Book value as of January 1, 2006		Acquisitions	Amortization	Others	Book value as of June 30, 2006
Port facility usage right	(Won)	142,279	—	(4,423)		137,856
Water usage right		90,876		(8,476)		82,400
Dam usage right		6,543	—	(73)	—	6,470
Electricity usage right		41,264	—	(2,893)	—	38,371
Future radioactive wastes repository sites usage rights (*1)		300,000	—	—		300,000
Computer software		230,718	13,539	(33,880)	9,467	219,844
Others		103,709	15,683	(9,438)	5,707	115,661
Construction grants		(29,056)	(1,082)	783	—	(29,355)

	(Won)	886,333	28,140	(58,400)	15,174	871,247

(*1)	In November 2005, GyeongJu city was selected as the repository site for Low and Intermediate-Level Radioactive Wastes (“LILRW”). In relation to the future repository site, the Korean government enacted the ‘Special Act for the Region Hosting Low and Intermediate Radioactive Wastes Repository Site’ (the “Act”) to support the area. In compliance with the Act, the Company is obligated to pay (Won)300,000 million to the region in consideration for building the repository site. As of June 30, 2006, the timing of this payment obligation has not been determined. As a result, the Company recognized this obligation as an intangible asset and other long-term liabilities.

In addition, the Company expensed research and development cost amounting to (Won)171,711 million and (Won)224,215 million for the six-month periods ended June 30, 2005 and 2006, respectively.

(5)	Insured Assets

Insured assets as of June 30, 2006 are as follows:

Insured assets	Insurance type	Won (millions)
		Insured value
Buildings and machinery	Fire insurance	(Won)	5,970,843
Buildings and machinery	Nuclear property insurance		1,450,093
Buildings, machinery and construction in progress	Construction and shipping insurance		9,804,216
Buildings	General insurance		6,565,544
Inventories and machinery	Shipping insurance		4,596,237

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

In addition, as of June 30, 2006, the Company carries compensation and responsibility insurance in relation to the operation of the nuclear power plants and gas accident, construction and other general insurance for its utility plants and inventories, damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, casualty insurance for its employees and responsibility insurance for its directors.

(6)	Investment securities

(a)	Short-term Investment securities as of December 31, 2005 and June 30, 2006 are summarized as follows:

	Won (millions)
	2005		2006
Short-term investment securities
Available-for-sale securities	(Won)	28,786	18,000
Held-to-maturity securities		49	12

	(Won)	28,835	18,012

Available-for-sale securities consist of debt security funds and held-to-maturity securities consist of debt securities including government and municipal bonds.

(b)	Long-term investments other than those under the equity method as of December 31, 2005 and June 30, 2006 are summarized as follows:

	2005
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives (*1, *2)	25.0~48.0	(Won)	5,000	5,000
Korea Power Exchange (*1, *3)	100.0		127,839	127,839
Hwan Young Steel Co., Ltd. (*1)	0.14		1,364	120
Equity securities in treasury stock fund (*4)	-		18,253	22,738
Other equity securities	-		15,141	15,141
Debt securities			5,149	6,389

			172,746	177,227

Held-to-maturity:
Government and municipal bonds			2,961	2,961

Total		(Won)	175,707	180,188

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

	2006
	Ownership %	Acquisition cost		Book value
Available-for-sale:
Equity securities:
Energy Savings Investment Cooperatives (*1, *2)	25.0~48.0	(Won)	5,000	5,000
Korea Power Exchange (*1, *3)	100.0		127,839	127,839
Hwan Young Steel Co., Ltd. (*1)	0.14		1,364	120
Equity securities in treasury stock fund (*4)	-		11,592	12,832
Other equity securities	-		31,121	31,121
Debt securities			5,149	10,003

			182,065	186,915

Held-to-maturity:
Government and municipal bonds			3,167	3,167

Total		(Won)	185,232	190,082

(*1)	These available-for-sale non-marketable equity securities are stated at cost due to the lack of information to determine fair value.
(*2)	As described in note 1(f), investment in affiliates in which the Company owns 20% or more of the voting stock should be stated at an amount as determined using equity method of accounting. However, if the difference between the equity method and cost is considered to be immaterial, the Company can record the investment within available-for-sale securities at cost.
(*3)	Korea Power Exchange operates under the regulations for government affiliated organization, electric power market managerial regulations, and the Electricity Enterprises Act. Moreover, when the purpose of establishment and articles of incorporation of Korea Power Exchange are considered, the Company does not appear to have significant management control. Therefore, the investment is accounted for under the cost method.
(*4)	In order to stabilize the price of the Company’s common stock in the market, the Company entered into a treasury stock fund (the Fund) composed of treasury stock and other equity securities in December, 1992. The treasury stock (excluded from the above table) is recorded at cost within capital adjustments (note 13). The other equity securities in the Fund are recorded at fair value within available-for-sale securities. As of June 30, 2006, gains on the valuation of these available-for-sale securities in the Fund, which are recorded in capital adjustments, amount to (Won)899 million excluding deferred tax effect of (Won)341 million. As of December 31, 2005, gains on these securities of (Won)3,252 million were recorded in capital adjustments.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(c)	Investments in affiliated companies accounted for using the equity method as of December 31, 2005 and June 30, 2006 are as follows:

	2005
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation	24.5		94,500	819,100	819,100
Korea District Heating Co., Ltd.	26.1		5,660	176,173	176,173
Powercomm Corporation	43.1		323,470	407,666	400,979
Korea Electric Power Industrial Development Co., Ltd.	49.0		7,987	24,525	24,525
YTN	21.4		59,000	25,014	25,014
Gansu Datang Yumen Wind Power Co., Ltd.	40.0		2,719	2,719	2,719

		(Won)	493,336	1,455,197	1,448,510

	2006
	Ownership %	Acquisition cost		Net asset value	Book value
Korea Gas Corporation (*1)	24.5		94,500	860,323	860,323
Korea District Heating Co., Ltd. (*1)	26.1		5,660	185,423	185,423
Powercomm Corporation (*1,2)	43.1		323,470	395,979	389,273
Korea Electric Power Industrial Development Co., Ltd. (*1)	49.0		7,987	20,819	20,819
YTN (*1)	21.4		59,000	25,204	25,204
Gansu Datang Yumen Wind Power Co., Ltd. (*1)	40.0		2,719	2,610	2,610
Salcon Power Corporation (*1)	40.0		20,609	20,009	20,009
Datang Chifang Renewable Co., Ltd (*1)	40.0		2,680	2,680	2,680

		(Won)	516,625	1,513,047	1,506,341

(*1)	KEPCO used unaudited financial statements of the above affiliated companies when applying the equity method of accounting.
(*2)	As of June 30, 2006, unrealized profits of (Won)6,706 million arisen from the transaction with Powercomm Corporation were eliminated.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(d)	Changes in investments in affiliated companies under the equity method for the year ended December 31, 2005 are as follows:

	2005
	Book value as of January 1, 2005		Equity income of affiliates	Others (*)	Book value as of December 31, 2005
Korea Gas Corporation	(Won)	787,842	63,604	(32,346)	819,100
Korea District Heating Co.		169,527	7,664	(1,018)	176,173
Powercomm Corporation		381,221	20,386	(628)	400,979
Korea Electric Power Industrial Development Co., Ltd.		22,853	5,997	(4,325)	24,525
YTN		24,654	278	82	25,014
Gansu Datang Yumen Wind Power Co., Ltd.		—	—	2,719	2,719

	(Won)	1,386,097	97,929	(35,516)	1,448,510

Changes in investments in affiliated companies under the equity method for the six-month periods ended June 30, 2006 are as follows:

	2006
	Book value as of January 1, 2006		Equity income of affiliates	Others (*)	Book value as of June 30, 2006
Korea Gas Corporation	(Won)	819,100	61,222	(19,999)	860,323
Korea District Heating Co.		176,173	9,614	(364)	185,423
Powercomm Corporation		400,979	(11,068)	(638)	389,273
Korea Electric Power Industrial Development Co., Ltd.		24,525	1,684	(5,390)	20,819
YTN		25,014	236	(46)	25,204
Gansu Datang Yumen Wind Power Co., Ltd.		2,719	—	(109)	2,610
Salcon Power Corporation		—	3,285	16,724	20,009
Datang Chifang Renewable Co., Ltd		—	—	2,680	2,680

	(Won)	1,448,510	64,973	(7,142)	1,506,341

(*)	Others are composed of acquisition (disposal) of investment, dividends and the changes in values in equity due to the capital surplus and gain (loss) on investment securities in capital adjustments.

The Company has recorded unrealized losses of (Won)6 million and (Won)826 million relating to the above affiliates as of December 31, 2005 and June 30, 2006, respectively, and unrealized gains of (Won)113,914 million and (Won)116,920 million as of December 31, 2005 and June 30, 2006, respectively, which have been accounted for as capital adjustments. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(7)	Loans to employees

The Company has provided housing and tuition loans to employees as follows as of December 31, 2005 and June 30, 2006:

	Won (millions)
	2005		2006
Short-term loans	(Won)	22,649	21,275
Long-term loans		323,980	344,811

	(Won)	346,629	366,086

(8)	Other Non-current Assets

Other non-current assets as of December 31, 2005 and June 30, 2006 are as follows:

	Won (millions)
	2005		2006
Deposit	(Won)	176,150	172,558
Others		125,167	123,735

	(Won)	301,317	296,293

(9)	Inventories

Inventories as of December 31, 2005 and June 30, 2006 are summarized as follows:

	Won (millions)
	2005		2006
Raw materials	(Won)	1,052,649	1,142,813
Supplies		645,628	670,127
Other		129,392	152,496

	(Won)	1,827,669	1,965,436

(10)	Other Current Assets

Other current assets at December 31, 2005 and June 30, 2006 are summarized as follows:

	Won (millions)
	2005		2006
Short-term loans (note 7)	(Won)	22,649	22,377
Accrued interest income		44,459	50,956
Advance payments		22,914	46,805
Prepaid expenses		17,995	62,190
Others		115,384	175,560

	(Won)	223,401	357,888

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(11)	Capital Surplus

Capital surplus as of December 31, 2005 and June 30, 2006 and are as follows:

	Won (millions)
	2005		2006
Paid-in capital in excess of par value	(Won)	835,142	835,140
Reserves for asset revaluation(*2)		12,552,973	12,552,973
Other capital surplus(*1)		1,032,950	1,043,839

	(Won)	14,421,065	14,431,952

(*1)	As described in note 1(u), effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes.” As a result, deferred taxes are recognized on temporary differences related to the conversion right of convertible bond that is reported as a component of capital surplus.
(*2)	The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of (Won)12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(12)	Appropriated Retained Earnings

Appropriated retained earnings as of December 31, 2005 and June 30, 2006 are summarized as follows:

	Won (millions)
	2005		2006
Legal reserve	(Won)	1,601,871	1,603,919
Reserve for business rationalization		31,900	31,900
Reserve for business expansion		15,003,071	16,588,939
Reserve for investment on social overhead capital		5,152,449	5,217,449
Reserve for research and human development		210,000	270,000
Reserve for dividend equalization		210,000	210,000

	(Won)	22,209,291	23,922,207

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no such reserve is required.

The reserve for the investment on social overhead capital and the reserve for research and human development are appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. These reserves are not available for cash dividends for a certain period defined in the Tax Incentive Control Law.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

Until December 10, 2002 under the Special Tax Treatment Control Law, investment tax credit was allowed for certain investments. The Company was, however, required to appropriate from retained earnings the amount of tax benefits received and transfer such amount into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments and, consequently, the existing balance is now regarded as a voluntary reserve.

The reserve for dividend equalization, which is considered a voluntary reserve, is appropriated by the Company to reduce fluctuation of dividend rate for the purpose of stock price and credit rating stabilization.

(13)	Capital Adjustments

Capital adjustments as of December 31, 2005 and June 30, 2006 are as follows:

	Won (millions)
	2005		2006
Treasury stock	(Won)	(118,293)	(104,551)
Gain on valuation of available-for-sale securities		4,009	3,435
Equity gain of affiliates		113,914	116,920
Equity loss of affiliates		(6)	(826)
Overseas operations translation credit		(66,752)	(84,294)
Gain (loss) on valuation of cash flow hedges		2,391	(31,375)

	(Won)	(64,737)	(100,691)

The Company has shares held as treasury stock amounting to (Won) 118,293 million (5,450,062 shares) and (Won) 104,551 million (4,700,067 shares) as of December 31, 2005 and June 30, 2006, respectively, for the purpose of stock price stabilization.

(14)	Short-term borrowings

Short-term borrowings as of December 31, 2005 and June 30, 2006 are as follows:

		Annual interest rate (%)	Won (millions)
Lender	Type		2005		2006
Local currency borrowings Woori Bank and others	General	2.75~3.75	(Won)	234,513	185,446
Foreign currency borrowings National Austrailia Bank and others	Usance and Others	4.51~5.44		100,165	457,491

			(Won)	334,678	642,937

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(15)	Long-term borrowings

Long-term borrowings as of December 31, 2005 and June 30, 2006 are as follows:

(a)	Local currency long-term borrowings

		Annual interest rate (%)	Won (millions)
Lender	Type		2005		2006
Korea Development Bank	Industrial facility	4.09~5.47	(Won)	4,824,908	5,153,757
Industrial Bank of Korea	Rural area development	1.25~4.00		70,000	70,000
Ministry of Commerce, I Industry and Energy	Rural area development	4.00		50,000	50,000
National Agricultural Cooperative Federation	Rural area development	4.00~4.79		50,000	200,000
Korea Exchange Bank	Energy rationalization	3.00~4.00		118,000	118,600
Hana Bank	Rural area
	Development	4.00		—	101,500
Mizuho Bank	General	4.67~4.78		—	250,000
Other	General	various		92,501	122,494

				5,205,409	6,066,351
Less: Current portion				(1,290,298)	(1,349,172)

			(Won)	3,915,111	4,717,179

(b)	Foreign currency long-term borrowings

		Annual interest rate (%)	Won (millions)
Lender	Type		2005		2006
Japan Bank of International Cooperation	Facility	8.28	(Won)	169,804	151,866
Korea Development Bank	General	Libor+0.30~1.50		9,219	—
Korea Development Bank	Facility	1.40		86,004	83,403
The Export-Import Bank of Korea	Project loans	7.27		44,573	39,934
Kookmin Bank	Facility	Libor+1.40		2,699	—
US-EXIM	”	4.48		88,962	79,706
Agriculture Bank of China	”	6.03~6.39		—	38,053
Others	”	0.00~5.76		28,491	—

				429,752	392,962
Less: Current portion				(135,870)	(127,218)

			(Won)	293,882	265,744

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(c)	Debentures

	Annual interest rate (%)	Won (millions)
		2005		2006
Local currency debentures
Electricity bonds	3.43~9.67	(Won)	4,735,000	4,995,000
Corporate bonds	3.54~7.75		3,351,123	3,170,567

			8,086,123	8,165,567

Foreign currency debentures(*)
FY-93	7.75		354,550	336,105
FY-96	(6M Libor+0.13~0.14), 8.278		529,007	248,109
FY-97	6M libor+0.31~1.65		462,503	440,919
FY-02	6M libor+0.75, 4.625		1,063,650	1,008,315
FY-03(*)	1.33~4.75		953,814	903,507
FY-04	0.51~5.75		1,031,569	969,601
FY-05	3.13~5.28		603,938	592,072
FY-06	6.00		—	480,150

			4,999,031	4,978,778

			13,085,154	13,144,345
Less: Current portion			(1,859,061)	(1,984,768)
Discount			(57,800)	(53,976)

		(Won)	11,168,293	11,105,601

(*)	In 2003, the Company issued foreign debentures to KEPCO Cayman Company Limited of US$250 million and the right to exchange the debentures into shares of Powercomm Corporation held by the Company. KEPCO Cayman Company Limited issued foreign debentures of US$250 million under substantially similar terms and conditions as the debentures issued by the Company to KEPCO Cayman Company Limited, the details of which are as follows:

-	Maturity date: November 26, 2008

-	Exchangeable upon Qualifying Public Offering (QPO): QPO means the first listing on the Korea Stock Exchange, New York Stock Exchange or National Association of Securities Dealers Automated Quotations (NASDAQ) meeting certain requirements. Powercomm Corporation is not required to complete a QPO prior to the maturity of the debentures. The Company does not guarantee the QPO of Powercomm Corporation.

-	Shares to be exchanged: Powercomm Corporation’s shares or DR.

-	Exchangeable period: From 10th day after the listing of Powercomm Corporation to 10th day before its maturity.

-	Exchange price: 120% of lower amount of market price on the listing day or weighted average price for 10 days after its listing.

-	Early redemption: When certain conditions are met or after 3 years from the listing, outstanding debentures are redeemable at the guaranteed return of 2.88% (102.74% of issuance amount).

-	Repayment at the maturity: Repayment will be made with the guaranteed return of 3.68% (109.13% of issuance amounts).

The Company has unconditionally and irrevocably guaranteed full and timely repayment of principal and interest of the debentures.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(d)	Exchangeable bonds

	Annual Interest rate (%)	Won (millions)
Description		2005		2006
Overseas exchangeable bonds	0.00	(Won)	122,902	96,989
Plus: Premium on debentures issued			5,556	3,633
Less: Conversion right adjustment			(11,599)	(7,584)

			116,859	93,038

On November 4, 2003, the Company issued overseas exchangeable bonds of JPY28,245,468,400 with a premium value. The bond holders converted JPY14,438,543,000 into 344,704 shares of common stock and 10,444,768 shares of depository receipts (equivalent to 5,222,384 shares of common stock) during 2005, and converted JPY 2,423,982,000 into 1,869,234 shares of depository receipts (equivalent to 934,617 shares of common stock) during 2006. As of June 30, 2006, the remaining number of common stock to be converted is 3,498,117 shares if the conversion right is exercised. As of June 30, 2006, the details of the bonds are as follows:

-	Maturity date: November 4, 2008

-	Amount to be paid at maturity: JPY9,072,536,000

-	Exchange period: From December 15, 2003 to 10th day prior to their maturity.

-	Shares to be exchanged: Common stock held by the Company or its equivalent DR.

-	Exchange price: (Won)30,000 per share

-	Put option: Bond holders have a put option that they can request redemption at JPY 9,387,000,000 on November 6, 2006.

(e)	Foreign currency debts, by currency, as of December 31, 2005 and June 30, 2006 are as follows:

	Won (millions), US$ JPY, EUR, GBP and CNY (thousands)
	2005			2006
	Foreign currency		Won equivalent	Foreign currency		Won equivalent
Short-term borrowings	US$	93,579	100,165 — —	US$ JPY EUR	189,483 13,931,871 48,833	(Won)	181,961 216,152 59,378

			100,165				457,491

Long-term borrowings	US$ JPY CNY	311,213 10,000,000 227,000	312,299 88,962 28,491	US$ JPY CNY	245,254 10,000,000 317,000		271,506 83,403 38,053

			429,752				392,962

Debentures	US$ JPY EUR GBP	3,996,270 71,000,000 250,000 24,467	4,045,666 610,628 300,039 42,698	US$ JPY EUR GBP	4,496,270 40,000,000 250,000 24,467		4,298,230 333,612 303,981 42,955

			4,999,031				4,978,778
Exchangeable bond	JPY	11,496,518	122,902	JPY	10,068,031		96,989

			5,651,850			(Won)	5,926,220

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(f)	Aggregate maturities of the Company’s long-term debt as of June 30, 2006 are as follows:

	Won (millions)
Year ended June 30	Local currency borrowings	Foreign currency borrowings	Domestic debentures	Foreign debentures	Exchangeable Bonds	Total
2005.7.1-2006.6.30	1,349,172	127,218	1,940,557	44,211	—	3,461,158
2006.7.1-2007.6.30	1,510,815	43,814	2,370,000	1,765,040	—	5,689,669
2007.7.1-2008.6.30	1,797,925	43,814	1,555,000	439,788	96,989	3,933,516
2008.7.1-2009.6.30	868,206	43,670	1,340,000	—	—	2,251,876
2009.7.1-2010.6.30	471,991	42,878	840,010	688,103	—	2,042,982
Thereafter	68,242	91,568	120,000	2,041,636	—	2,321,446

	6,066,351	392,962	8,165,567	4,978,778	96,989	19,700,647

(16)	Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in note 15(e) as of December 31, 2005 and June 30, 2006 are as follows:

	Won (millions), US$, JPY and EUR (thousands)
	2005				2006
	Foreign currency (thousands) (*)		Won equivalent (millions)		Foreign currency (thousands) (*)		Won equivalent (millions)
Assets:
Cash and cash equivalents	US$	3,255	(Won)	3,297	US$	175,951	(Won)	168,966
	JPY	1,280		11
Short-term financial instruments	US$	665		674	US$	77,433		74,359
Trade receivables	US$	9,318		9,439	US$	2,171		2,085
	JPY	32,484		279
Other account receivables	US$	11,750		11,902	US$	13,445		12,911
	EUR	17		21	EUR	20		24
					JPY	103,209		861
Other current assets	US$	316		320	US$	2,311		2,219
Other non-current assets	US$	153		154	US$	196		188
	JPY	10,239		88	JPY	21,620		180
	EUR	20		23	EUR	20		24

			(Won)	26,208			(Won)	261,817

Liabilities:
Trade payables	US$ EUR	201,131 43	(Won)	203,746 51	US$ EUR	125,407 307	(Won)	120,428 374
Other accounts payable	US$	1,241		1,255	US$	29		28
	EUR	537		645	EUR	661		804
	JPY	24,442		210
Accrued expense	US$	1,749		1,772
Other current liability	US$	1,394		1,412	US$	310		298
	EUR	103		124

			(Won)	209,215			(Won)	121,932

(*)	Foreign currencies other than US$, JPY and EUR are converted into US$.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(17)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the year ended December 31, 2005 and for six-month periods ended June 30, 2006 are summarized as follows:

	Won (millions)
	2005		2006
Estimated severance liability at beginning of year	(Won)	999,796	1,255,744
Provision for retirement and severance benefits		282,464	105,843
Increase arising from change in consolidated subsidiaries		1,364	—
Payments		(27,880)	(22,021)

Estimated severance liability at end of period		1,255,744	1,339,566

Transfer to National Pension Fund		(93)	(93)
Deposit for severance benefit insurance		(277,704)	(273,653)

Net balance at end of period	(Won)	977,947	1,065,820

(18)	Liability for Decommissioning Costs

Under the Korean Electricity Business Act (“EBA”) Article 94, the Company is required to record a liability for the decommissioning of nuclear facilities and disposal of radioactive wastes. In addition, under the Korean Atomic Energy Act (“AEA”), an entity which constructs and operates a nuclear power reactor and related facilities must obtain permission from the Korean Minister of Science and Technology (“MOST”).

Effective January 1, 2004, the Company adopted SKAS No. 17 and retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows to settle the asset retirement obligations of dismantlement of the nuclear power plants, spent fuel and radioactive wastes. In addition, during 2004, the Company updated its estimates of the liability for decommissioning costs based on new engineering studies (the “2004 study”) provided by third parties.

The 2004 study revised certain essential factors such as timing of cash outflows. As required by SKAS No. 17, the change in accounting included the revised factors from the 2004 study since these factors were the Company’s best estimates at the time the Company elected to adopt SKAS No. 17. With the adoption of SKAS No. 17, the Company remeasured the liability for decommissioning costs and reflected the cumulative effect of such change in accounting including the effect of the change in estimate into the beginning balance of retained earnings as of January 1, 2004.

Due to the adoption of this standard, the Company remeasured the liability for decommissioning costs as of January 1, 2004 and reflected a cumulative effect of such change in accounting up to fiscal year 2003 into the beginning balance of 2004 retained earnings as follows:

	Won (millions)
	As previously reported		Difference	After adoption
Retained earnings	(Won)	2,925,808	687,362	3,613,170
Asset retirement costs, net		—	1,504,173	1,504,173
Liability for decommissioning costs		5,091,070	556,088	5,647,158
Deferred income tax liabilities		82,621	260,723	343,344

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

As of June 30, 2006, the Company has recorded a liability of (Won)7,283,733 million as the cost of dismantling and decontaminating existing nuclear power plants, consisting of dismantling costs of nuclear plant of (Won)3,846,754 million and storage costs of spent fuel and radioactive waste of (Won)3,436,979 million. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. This cost is included in cost of electric power in the accompanying consolidated statements of income.

(19)	Receivables at Prevent Value

Present value discounts on long-term loans as of December 31, 2005 and June 30, 2006 are as follows:

			Won (millions)
			2005
	Interest rate (%)	Period	Nominal value		Discount	Present value
Long-term loans	6.00	10 years	(Won)	8,600	2,016	6,584
Long-term loans	7.20	10 years		3,382	800	2,582

			(Won)	11,982	2,816	9,166

			Won (millions)
			2006
	Interest rate (%)	Period	Nominal value		Discount	Present value
Long-term loans	6.00	10 years	(Won)	8,600	1,823	6,777
Long-term loans	7.20	10 years		3,349	577	2,772
Long-term loans	5.00	10 years		14,880	4,665	10,215

			(Won)	26,829	7,065	19,764

(20)	Other Current Liabilities

Other current liabilities as of December 31, 2005 and June 30, 2006 are as follows:

	Won (millions)
	2005		2006
Advance received	(Won)	146,514	134,964
Withholdings		238,780	221,087
Unearned revenue		13,836	13,295
Others		337,307	277,841

	(Won)	736,437	647,187

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(21)	Derivative Instruments Transactions

The Company has entered into the various swap contracts to hedge risks involving exchange rate and interest rate of foreign currency debts.

(a)	Currency swap contracts as of June 30, 2006 are as follows:

	Contract Year	Settlement Year	Contract amounts in millions				Contract interest rate per annum
			Pay		Receive		Pay (%)	Receive (%)
J.P. Morgan Chase Bank & Deutsche Bank(*1)	2002	2007	JPY	76,700	US$	650	1.18	4.25
Barclays Bank PLC, London	2002	2007	JPY	30,400	US$	250	1.04	3M Libor+0.75
ABN AMRO (*2)	2002	2008	KRW	181,500	US$	150	5.95	4.625
ABN AMRO & Deutsche Bank(*3)	2003	2008	KRW	185,550	US$	150	5.30	4.25
J.P. Morgan Chase Bank & Deutsche Bank	2003	2008	JPY	23,770	US$	200	1.28	4.25
Credit Suisse	2003	2013	KRW	177,720	US$	150	5.12	4.75
J.P. Morgan Chase Bank & Credit Suisse	2004	2011	KRW	172,800	US$	150	Within 3 years: 4.875 After 3 years: 4.875-(10.9- JPY/KRW Spot rate)	4.95
Barclays Bank PLC, London	2004	2014	KRW	172,875	US$	150	5.10	5.75
Barclays Bank PLC, London	2004	2011	US$	120	KRW	138,252	4.85	4.875
BNP PARIBAS	2004	2011	US$	15	KRW	17,282	4.85	4.875
HANA BANK	2004	2011	US$	15	KRW	17,282	4.85	4.875
Credit Suisse	2004	2011	US$	100	KRW	115,210	4.85	4.875
Barclays Bank PLC, London	2005	2006	KRW	95,680	JPY	10,000	4.62	1.40
Barclays Bank PLC, London	2005	2012	US$	150	KRW	155,400	5.59	5.25
Lehman Brothers	2005	2012	US$	50	KRW	51,800	5.59	5.25
Deutsche Bank	2005	2012	US$	50	KRW	51,800	5.59	5.25
BNP PARIBAS	2005	2012	US$	50	KRW	51,735	5.59	5.25
Credit Suisse	2006	2016	KRW	94,735	US$	100,000	5.26	6.00
Barclays Bank PLC, London	2006	2016	KRW	94,735	US$	100,000	5.26	6.00
Citibank	2006	2016	KRW	94,735	US$	100,000	5.26	6.00
UBS	2006	2016	KRW	98,100	US$	100,000	5.48	5.50
Credit Suisse	2006	2016	KRW	98,100	US$	100,000	5.48	5.50
Barclays Bank PLC, London	2006	2008	KRW	68,606	JPY	8,000,000	5.16	1.33
Deutsche Bank	2006	2008	KRW	17,151	JPY	2,000,000	5.16	1.33
Lehman Brothers	2006	2007	KRW	42,957	US$	45,000	4.51	5.82
Citibank	2006	2007	KRW	38,184	US$	40,000	4.51	5.82
Korea Exchange Bank	2006	2007	KRW	19,092	US$	20,000	4.51	5.82

(*1)	Under the terms of these derivative contract, if the Republic of Korea declares default on its debts, KEPCO is entitled to receive Korean government bonds instead of cash from JP Morgan Chase Bank and Deutsche Bank. Valuation for these embedded derivatives is reflected in the valuation of the currency swap. The Company pays JPY7,670 million which is 10% of the contract amount every March and September and will receive US$650 million in September 2007.
(*2)	In relation to the currency swap, the Company entered into a swaption contract (receive: 5.95%, pay: CD+0.5%), under which the swaption was exercisable by ABN AMRO during January, 2006. ABN AMRO did not exercise the swaption and it expired in that month.
(*3)	In relation to the currency swap, the Company entered into a swaption contract (receive: 5.30%, pay: CD+0.15%), under which the swaption was exercisable by ABN AMRO and Deutsche Bank during March, 2006. ABN AMRO and Deutsche Bank did not exercise the swaption and it expired in that month.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(b)	Interest rate swap contracts as of June 30, 2006 are as follows:

	Notional amount in millions		Contract interest rate per annum		Term
Counterparty			Pay (%)	Receive (%)
Deutsche Bank	US$	100	Max (6.074-Libor, 0)	Max (Libor-6.074, 0)	1998-2007
Deutsche Bank	US$	100	Max (Libor-6.074,0)	Max (6.074-Libor, 0)	1998-2007
Credit Suisse	KRW	50,000	6.89	(5Y CMT-CD) x 2+4.3	2002-2007
Credit Suisse	KRW	50,000	6.89	7.30	2002-2007
JPMorgan Chase Bank	KRW	172	4.65	Within 2 years : 4.875 After 2 years : 4.875- (10.9-JPY/KRW Spot rate)	2005-2011

(c)	Valuation gains and losses on swap contracts recorded as other income or expense for the six-month periods ended June 30, 2005 and 2006 are as follows:

	Won (millions)
	2005		2006
Currency swap
Gains	(Won)	159,067	599
Losses		(50,193)	(139,025)
Interest rate swap
Gains		20,685	1,196
Losses		(606)	(8,755)

	(Won)	128,953	(145,985)

(d)	The gains (losses) on currency and interest swap contracts qualifying as cash flow hedge of (Won) 2,391million and ((Won) 31,375 million) are reflected within capital adjustment for the year ended December 31, 2005 and for the six-month periods ended June 30, 2006, respectively.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(22)	Power Generation, Transmission and Distribution Expenses

Power generation, transmission and distribution expenses for the six-month periods ended June 30, 2005 and 2006 are as follows:

	Won (millions)
	2005		2006
Fuel	(Won)	3,451,347	4,431,088
Purchase of electric power		628,607	1,004,877
Labor		715,801	739,783
Depreciation and amortization		2,694,300	2,664,485
Maintenance		697,081	902,138
Provision for decommissioning costs		148,846	162,498
Ordinary development expenses		151,046	174,267

Others		135,045	537,112

	(Won)	8,622,073	10,616,248

(23)	Selling, General and Administrative Expenses

Details of selling, general and administrative expenses for the six-month periods ended June 30, 2005 and 2006 are as follows:

	Won (millions)
	2005		2006
Salaries	(Won)	250,520	259,227
Employee benefits		43,903	50,505
Taxes and dues		3,857	12,049
Rent		4,266	12,081
Depreciation and amortization		30,564	32,314
Maintenance		8,095	7,228
Commission and consultation fees		42,618	49,434
Ordinary development expenses		26,268	46,349
Collection expense		158,272	164,435
Promotion		9,788	12,102
Bad debts		9,120	15,287
Communication		16,276	15,935
Insurance		2,836	2,543
Rewards		1,759	1,167
Others		48,935	51,675

	(Won)	657,077	732,331

(24)	Income Taxes

The Company is subject to a number of income taxes based on taxable at the following normal tax rates:

Taxable earnings	Tax rate
Up to (Won)100 million	14.3%
Over (Won)100 million	27.5%

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

The components of income tax expense for the six-month periods ended June 30, 2005 and 2006 are summarized as follows:

	Won (millions)
	2005		2006
Current income tax expense of KEPCO	(Won)	234,102	45,957
Deferred income tax expense of KEPCO		174,375	71,400

		408,477	117,357
Income taxes of subsidiaries		413,282	391,883

Income taxes	(Won)	821,759	509,240

Effective tax rate	(Won)	34.9%	34.9%

(25)	Earnings Per Share

Basic earnings per common share are calculated by dividing net income by the weighted-average number of shares of common stock outstanding for the six-periods ended June 30, 2005 and 2006 as follows:

	Won (millions)
	2005		2006
Net income	(Won)	1,524,844	938,536
Weighted-average number of common shares outstanding		629,708,023	636,959,868

Basic earnings per common share in Won	(Won)	2,422	1,473

Diluted earnings per share are calculated by dividing diluted net income by the weighted-average number of shares of common equivalent stock outstanding for the six-month periods ended June 30, 2005 and 2006 are calculated as follows:

	Won (millions)
	2005		2006
Net income	(Won)	1,524,844	938,536
Exchangeable bond interest		2,296	593

Diluted net income		1,527,140	939,129

Weighted-average number of common shares and diluted securities outstanding		639,707,870	640,457,985

Diluted earnings per share in Won	(Won)	2,387	1,466

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(26)	Transactions and Balances with Related Companies

(a)	Significant transactions between the Company and related parties for the six-month periods ended June 30, 2005 and 2006 are as follows.

Related party	Transactions	Won (millions)
		2005		2006
Sales and other income:
Korea District Heating Co.	Sales of electricity and others	(Won)	21,221	106,008
Powercomm Corporation	”		43,972	37,850
Others	”		17	6,539

		(Won)	65,210	150,397

Purchases and other expenses:
Korea Gas Corporation	Purchases of LNG	(Won)	1,088,165	2,437,175
Korea District Heating Co.	Commissions for service and others		94,317	348
Powercomm Corporation	”		31,435	33,026
Korea Electric Power Industrial Development, Ltd.	”		47,492	81,710
Others	”		—	875

		(Won)	1,261,409	2,553,134

(b)	Receivables and payables arising from related parties transactions as of December 31, 2005 and June 30, 2006 are as follows:

	Accounts	Won (millions)
Related party		2005		2006
Receivables:
Korea Gas Corporation	Trade receivables and other accounts receivable	(Won)	912	—
Korea District Heating Co.	”		53,780	7,008
Powercomm Corporation	”		5,665	6,073
Others	”		631	566

		(Won)	60,988	13,647

Payables:
Korea Gas Corporation	Trade payables and other accounts payable	(Won)	572,346	349,902
Korea District Heating Co.	”		20	6
Powercomm Corporation	”		3,134	7,182
Korea Electric Power Industrial Development, Ltd.	”		18,041	19,189
Others	”		—	88

		(Won)	593,541	376,367

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(c)	Short-term and long-term borrowings from related parties as of December 31, 2005 and June 30, 2006 are as follows:

Lender	Type	interest rate %	2005		2006
Korea Development Bank	Facility	5.09~5.47	(Won)	4,824,908	5,053,757
Korea Development Bank	General	Libor+0.30~1.50		9,219	100,000
Korea Development Bank	Purchase of fuel	5.04~5.44		—	9,931
Korea Development Bank	Facility	1.40		86,004	83,403
The Export-Import Bank of Korea	Project loan	7.27		44,573	39,934
Industrial Bank of Korea	Rural area development	4.00		35,000	35,000
Industrial Bank of Korea	Rural area development	Libor-1.25		35,000	35,000
Korea Resources Corporation	Energy rationalization	Libor-1.25		10,000	8,000
Korea Resources Corporation	Facility	1.25~3.75		64,600	68,963
Ministry of Commerce, Industry and Energy	Rural area development	4.00		50,000	50,000

			(Won)	5,159,304	5,483,988

(d)	Garantees provided by related companies for the Company as of June 30, 2006 are as follows:

Type	Related party	Won (millions), USD, JPY and GBP (thousands)
		Currency	Guaranteed amounts	Type of borrowings	Balance of borrowing as of June 30, 2006
Payment guarantee (*)	Korea Development Bank	US$	1,277,077	Foreign currency bond	US$	1,004,028
		GBP	26,547	”	GBP	24,467

(*)	To facilitate the Restructuring Plan described in note1(a), Korea Development Bank has provided a repayment guarantee to creditors of certain foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed as of June 30, 2006, as consideration for the elimination of the joint and several liability of the Company and its power generation subsidiaries.

(e)	The aggregate amount of remuneration paid and accrued to the executive officers of KEPCO (including the statutory auditors and the directors) as a group, is (Won)1,837million. The aggregate amount KEPCO paid or accrued to provide retirement and severance benefits for executive officers of KEPCO (including the statutory auditors and the directors) is (Won)255million.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(27)	Transactions and Balances with Consolidated Subsidiaries

(a)	Significant transactions among KEPCO and consolidated subsidiaries for the year ended December 31, 2005 and the six-months ended June 30, 2006 are as follows. These were eliminated in consolidation:

Consolidated subsidiaries	Transactions	Won (millions)
		2005		2006
Sales and other income:
Korea Electric Power Corporation	Sales of electricity and others	(Won)	274,387	154,160
Korea Hydro & Nuclear Power Co., Ltd.	”		5,631,160	2,761,062
Korea South-East Power Co., Ltd.	”		2,009,377	984,194
Korea Midland Power Co., Ltd.	”		2,216,708	1,313,797
Korea Western Power Co., Ltd.	”		2,217,715	1,232,765
Korea Southern Power Co., Ltd.	”		2,842,883	1,745,224
Korea East-West Power Co., Ltd.	”		2,109,610	1,302,978
Others	Commissions for service and others		1,013,681	506,914

		(Won)	18,315,521	10,001,094

Purchases and other expenses:
Korea Electric Power Corporation (*)	Purchases of electricity and others	(Won)	17,256,200	9,427,163
Korea Hydro & Nuclear Power Co., Ltd.	Commissions for service and others		534,106	260,267
Korea South-East Power Co., Ltd.	”		110,309	35,215
Korea Midland Power Co., Ltd.	”		106,023	52,213
Korea Western Power Co., Ltd.	”		81,675	32,627
Korea Southern Power Co., Ltd.	”		70,680	28,224
Korea East-West Power Co., Ltd.	”		96,912	26,773
Others	”		12,471	6,524

		(Won)	18,268,376	9,869,006

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(b)	Receivables and payables arising from KEPCO and consolidated subsidiaries transactions as of December 31, 2005 and June 30, 2006 are as follows. These were eliminated in the consolidation:

Consolidated subsidiaries	Accounts	Won (millions)
		2005		2006
Receivables:
Korea Electric Power Corporation	Trade receivables and others	(Won)	25,402	30,627
Korea Hydro & Nuclear Power Co., Ltd.	”		501,444	393,659
Korea South-East Power Co., Ltd.	”		215,654	105,778
Korea Midland Power Co., Ltd.	”		275,269	149,776
Korea Western Power Co., Ltd.	”		248,495	148,503
Korea Southern Power Co., Ltd.	”		315,588	170,763
Korea East-West Power Co., Ltd.	”		264,522	152,478
Others	”		246,096	127,586

		(Won)	2,092,470	1,279,170

Payables:
Korea Electric Power Corporation (*)	Trade payables and others	(Won)	1,862,420	1,133,952
Korea Hydro & Nuclear Power Co., Ltd.	”		83,291	23,788
Korea South-East Power Co., Ltd.	”		9,554	3,088
Korea Midland Power Co., Ltd.	”		24,558	20,637
Korea Western Power Co., Ltd.	”		9,530	5,228
Korea Southern Power Co., Ltd.	”		11,192	2,161
Korea East-West Power Co., Ltd.	”		8,309	7,992
Others	”		46,944	59,955

		(Won)	2,055,798	1,256,801

(*)	KEPCO has purchased electricity from its power generation subsidiaries through Korea Power Exchange.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(c)	The elimination entries of revenues and expenses among KEPCO and consolidated subsidiaries for the six-month periods ended June 30, 2006 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Operating revenues	(Won)	9,546,893	Operating expenses	(Won)	9,547,356
Rental income		6,690	Rent expenses		2,343
Interest income		4,402	Interest expenses		4,390
Other income		2,614	Others		6,510

	(Won)	9,560,599		(Won)	9,560,599

(d)	The elimination entries of receivables and payables among KEPCO and consolidated subsidiaries as of June 30, 2006 are summarized as follows:

Won (millions)			Won (millions)
Accounts	Amount		Accounts	Amount
Trade payables	(Won)	1,131,294	Trade receivables	(Won)	1,156,519
Other accounts payable		27,426	Long-term loans		60,835
Current portion of long-term borrowings		9,403	Short-term loans		23,960
Long-term borrowings		77,086	Other accounts receivables		6,989
Accrued expense		5,517	Construction-in-progress		12,209
Others		12,358	Others		2,572

	(Won)	1,263,084		(Won)	1,263,084

(e)	KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$318,508,000 in 2000 as project financing from Japan Bank of International Cooperation and others for that business. In connection with the borrowing, KEPCO Ilijan Corporation’s investment securities, accounted for under the equity method, and held by KEPCO International Philippines Inc., were pledged as collateral. The Company has provided Japan Bank of International Cooperation and others with guarantees to the extent not exceeding US$72,000,000 for the performance of the power generation business of KEPCO Ilijan Corporation as well as with partial guarantees to the extent not exceeding US$30,000,000 for the repayment of such borrowing.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(28)	Commitments and Contingencies

(a)	The Company is involved in legal proceedings regarding matters arising in the ordinary course of business. Related to these matters, as of June 30, 2006, the Company is engaged in 314 lawsuits as a defendant and 50 lawsuits as a plaintiff. The total amount claimed against the Company is (Won)231,354 million and the total amount claimed by the Company is (Won)10,100 million as of June 30, 2006. As of June 30, 2006, the Company has recorded a liability related to the above claims amounts to (Won)18,334million, which has been accounted for other long-term liabilities. In the opinion of management, the ultimate results of these lawsuits will not have a material adverse effect on the Company’s financial position, results of operation, or liquidity.

(b)	Short-term Credit Facilities

Payment guarantee and short-term credit facilities from financial institutions as of June 30, 2006 are as follows:

(i)	Payment Guarantee

Description	Financial institution	Won (millions), US$ (thousands)
		Credit lines
Payment of import letter of credit	Korea Exchange Bank and others	US$ (Won)	1,742,600 200,260

Payment of customs duties	Korea Exchange Bank	(Won)	2,000

Borrowings	Woori Bank and others	(Won) US$	850,000 185,000

Payment of foreign currency	Korea Exchange Bank	US$	5,000

(ii)	Overdraft and Others

Description	Financial institution	Won (millions), US$ (thousands)
		Credit lines
Overdraft	National Agricultural Cooperative Federation and others	(Won) US$	1,556,000 125,000

Commercial Paper	National Agricultural Cooperative Federation and others	(Won)	950,000

Discount on promissory note	Korea Exchange Bank	(Won)	4,000

Other	National Agricultural Cooperative Federation and others	(Won)	42,000

(c)	The Company is provided with guarantees from Seoul Guarantee Insurance Co., Ltd. and others for performance of contract, warranty fees and bids for construction work in relation to overseas constructions.

(d)	The Company has provided a promissory note of (Won)1,771 million to Hyundai Heavy Industry, Co., Ltd. as a guarantee for performance of contract.

(e)	During 2001, the Company voluntarily suspended the operations of the Gangneung hydroelectric generating plant to improve the quality of water used in the generation of electricity. Also, the Company is under negotiation with fishermen regarding remedies for the alleged damages incurred by emission of warm water from Boryeong combined-cycle and thermal power plant. The outcome of this negotiation cannot presently be determined. However, management of the Company believes that the ultimate disposition of this matter will not have a material impact on the operations or financial position of the Company.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(f)	The Company entered into a Power Purchase Agreement with GS EPS Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from these companies amounted to (Won)464,257 million and (Won)692,646 million for the six-month periods ended June 30, 2005 and 2006, respectively. In relation to the power purchases, the Company entered into long-term purchase contracts with various suppliers and the terms of these contracts can be summarized as follows:

Generation type	Contract expiration term
Combined cycle unit	2018~2025
Hydroelectric units	2009~2032
Small hydroelectric and other units	2007~2019

Under these contracts, purchase quantities are not fixed, and purchase prices are annually reset based on certain formula for each generation type.

(g)	The Company entered into a subcontract arrangement with the Korea Peninsula Energy Development Organization (“KEDO”) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$4,182 million and subject to adjustment to cover any changes in the price level. The construction projects have been suspended from December 1, 2003 due to the political environment surrounding the Korean peninsula. During 2005 and 2004, the Company continued to provide routine maintenance for the construction projects. In December 2005, KEDO sent a delegation to North Korea to discuss the issues regarding the project’s termination and demobilization. During the meeting, North Korea notified KEDO to withdraw all personnel. On January 8, 2006, KEDO completed the withdrawal of all workers from the project site, pending a final decision on the future of the project. On May 31, 2006, the Executive Board of KEDO decided to terminate the light water reactor project as of May 31, 2006. On the same date, KEDO notified the Company of termination of the project and the related turnkey contract between KEDO and the Company.

(h)	The Company has entered into contracts in relation to the construction of power plant facilities and facility maintenance with Daelim Industrial Co., Ltd. and others amounting to (Won)3,526,234 million, US$2 million and EUR61 million in the aggregate as of June 30, 2006.

The Company has bituminous coal, anthracite coal, oil and LNG purchase contracts with domestic and foreign suppliers including Korea Gas Corporation (a related party) as of June 30, 2006. Under these contracts, the Company must purchase a certain minimum annual quantity of coal. The purchase price is determined based on market prices. In relation to coal imports, the Company entered into long-term transportation contracts with Hanjin Shipping Co., Ltd. and others as of June 30, 2006.

(i)	In accordance with paragraph 9 of Article 530 of the Commercial Code of the Republic of Korea, the Company is jointly and severally liable with KEPCO and the other electric generating subsidiaries of KEPCO for KEPCO’s liabilities as of April 2, 2001, the date of the spin-off in accordance with the Restructuring Plan described in note 1(a). On July 25, 2005, the joint and several liabilities of KEPCO and its generating subsidiaries were eliminated through an agreement among the creditors, KEPCO and the generation subsidiaries. As a result, the Company no longer remains jointly and severally liable for any of the liabilities existing prior to the spin-off on April 2, 2001.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(j)	The Company imports all uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) and are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company enters into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Nuclear fuel	Contract expiration term
Ore Concentrates	5~10 years
Conversion	3 years
Enrichment	5~10 years
Fuel design and fabrication	2 years

(29)	Segment Information

(a)	The following table provides information for each operating segment for the six-month periods ended June 30, 2005 and 2006

	Won (million)
	2005
	Electric business
	Transmission & distribution		Power generation	Consolidation
				All other	adjustment	Consolidated
Unaffiliated revenues	(Won)	11,611,448	—	428,210	—	12,039,658
Intersegment revenues		180,162	8,283,608	318,727	(8,782,497)	—

Total revenues		11,791,610	8,283,608	746,937	(8,782,497)	12,039,658
Cost of goods sold		(10,585,895)	(6,649,646)	(609,226)	8,727,404	(9,117,363)
Selling and administrative expenses		(518,110)	(111,648)	(40,661)	13,342	(657,077)

Operating income		687,605	1,522,314	97,050	(41,751)	2,265,218

Interest income		9,589	18,518	16,080	(4,074)	40,113
Interest expense		(234,174)	(75,559)	(18,393)	4,074	(324,052)
Gain on valuation using the equity method of accounting		1,267,937	—	(167)	(1,161,473)	106,297
Other income, net		249,825	38,814	11,261	(29,317)	270,583

Earnings before income tax		1,980,782	1,504,087	105,831	(1,232,541)	2,358,159
Income tax expense		(408,477)	(410,992)	(16,997)	14,707	(821,759)

Segment earning before minority interests	(Won)	1,572,305	1,093,095	88,834	(1,217,834)	1,536,400

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

	Won (million)
	2006
	Electric business
	Transmission & distribution		Power generation	Consolidation
				All other	adjustment	Consolidated
Unaffiliated revenues	(Won)	12,725,185	110,160	161,147	—	12,996,492
Intersegment revenues		127,693	9,329,835	507,348	(9,964,876)	—

Total revenues		12,852,878	9,439,995	668,495	(9,964,876)	12,996,492
Cost of goods sold		(12,320,198)	(7,826,693)	(511,052)	9,899,284	(10,758,659)
Selling and administrative expenses		(554,115)	(116,295)	(63,041)	1,120	(732,331)

Operating income		(21,435)	1,497,007	94,402	(64,472)	1,505,502

Interest income		6,360	50,342	14,255	(4,402)	66,555
Interest expense		(273,773)	(74,641)	(16,147)	4,390	(360,171)
Gain on valuation using the equity method of accounting		1,094,938	—	292	(1,030,257)	64,973
Other income, net		202,773	(5,225)	10,574	(25,403)	182,719

Earnings before income tax		1,008,863	1,467,483	103,376	(1,120,144)	1,459,578
Income tax expense		(117,357)	(403,849)	(17,334)	29,300	(509,240)

Segment earning before minority interests	(Won)	891,506	1,063,634	86,042	(1,090,844)	950,338

(b)	The following table provides asset information for each operating segments as of December 31, 2005 and June 30, 2006.

	Won (million)
	Electric business
	Transmission & distribution		Power generation	Consolidation
				All other	adjustment	Consolidated
December 31, 2005
Utility and non-utility plant	(Won)	30,787,039	32,496,502	902,733	(180,220)	64,006,054
Total assets		61,626,841	40,146,042	2,307,213	(29,343,414)	74,736,682

June 30, 2006
Utility and non-utility plant	(Won)	30,898,629	32,479,436	865,819	(189,247)	64,054,637
Total assets		61,703,617	40,509,572	2,320,604	(29,051,114)	75,482,679

(30)	Employee Welfare and Contributions to Society

For employee welfare, the Company maintains a refectory, an infirmary, athletic facilities, a scholarship fund, workmen’s accident compensation insurance, unemployment insurance and medical insurance.

The Company donated (Won)135,489 million and (Won)8,637 million to the fund for the welfare of the Company’s employees and others for the six-month periods ended June 30, 2005 and 2006, respectively.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(31)	Subsequent events

On July 21, 2006, the Company’s board of directors decided to acquire treasury stocks of 1,890,000 shares from the government of the Republic of Korea, which is to be completed by the end of December 2006. The timing and the price of acquisitions will be decided based on the coordination with the Korean government but the Company’ estimates of purchase price is (Won)654.9 million. And the Company’s board of directors decided to issue overseas exchangeable bonds, based on the treasury stock to be acquired, of (Won)850,000 millions, which is subject to change with the actual acquisition cost of treasury stocks. Exchangeable bonds are convertible into the Company’s stocks.

(32)	Reconciliation to United States Generally Accepted Accounting Principles

The accompanying consolidated financial statements are prepared in accordance with Korean GAAP which differ in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s consolidated financial statements are described below.

(a)	Asset Revaluation and Depreciation

Under Korean GAAP, property, plant and equipment are stated at cost, except for those assets that are stated at their appraised values in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. In connection with an asset revaluation, a new basis for the property, plant and equipment is established. Asset revaluations are not permitted after January 1, 2001.

Under U.S. GAAP, property, plant and equipment must be stated at cost less accumulated depreciation and impairment. The revaluation of property, plant and equipment and the resulting depreciation of revalued amounts are not included in consolidated financial statements prepared in accordance with U.S. GAAP. When revalued assets are sold, revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on the sale of property, plant and equipment under U.S. GAAP.

(b)	Special Depreciation

Under Korean GAAP, special depreciation allowed prior to 1994, which represents accelerated depreciation of certain facilities and equipment acquired for energy saving and anti-pollution purposes, is not recognized under U.S. GAAP. The U.S. GAAP reconciliation reflects the adjustment of special depreciation to the Company’s normal depreciation method, based on the economic useful life of the asset.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(c)	Accounting for Regulation

U.S. GAAP, pursuant to Statements of Financial Accounting Standards (“SFAS”) No. 71 “Accounting for the Effects of Certain Types of Regulation” differs in certain respects from the application of U.S. GAAP by non-regulated businesses. As a result, a regulated utility is required to defer the recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future utility rates.

The Government of the Republic of Korea approves the rates that the Company charges to its customers. The Company’s utility rates are designed to recover its reasonable costs plus a fair investment return. However, as discussed in note 1(a), on April 2, 2001, six power generation subsidiaries were established in accordance with the Restructuring Plan. Since the power generation subsidiaries’ rates are determined by a competitive system in the market, they no longer meet the criteria for application of SFAS No. 71. Accordingly, since 2001, only the Company’s power transmission and distribution divisions have been subject to the criteria for the application of SFAS No. 71.

The Company recognizes a regulatory liability or regulatory asset in the consolidated financial statements by a charge or credit to operations to match revenues and expenses under the regulations for the establishment of utility rates. These assets or liabilities relate to the adjustments for capitalized foreign currency translation, reserve for self-insurance and deferred income taxes.

The following table shows the components of regulated liabilities as of December 31, 2005 and June 30, 2006.

	Won (million)			U.S. dollars (note 2) (thousands)
	2005		2006	2006
Foreign currency translation	(Won)	809,923	768,893	$810,641
Reserve for self-insurance		(98,618)	(97,723)	(103,029)
Deferred income taxes(*)		(1,383,539)	(1,308,185)	(1,379,215)

	(Won)	(672,234)	(637,015)	$(671,603)

(*)	In June 2001, the Ministry of Commerce, Industry and Energy announced the revised guidelines for utility rate setting, stating that non-operating expenses should be excluded from reasonable costs while income tax expense (including deferred income taxes), instead of income tax payables, should be included for rate-making purposes. As a result of this guideline change and the deregulation of the power generation subsidiaries, only the Company’s deferred income taxes caused by the difference between Korean GAAP and U.S. GAAP are subject to SFAS No. 71, to the extent that tax benefits or obligation will affect future allowable costs for rate-making purposes.

The regulated assets resulting from capitalized foreign currency translation are anticipated to be recovered over the weighted-averaged useful life of property, plant and equipment.

Regulatory assets and liabilities are established based on the current regulations and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(d)	Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, the Company’s share of the profit on transactions between the Company and its affiliated companies is eliminated in the preparation of the consolidated financial statements. No elimination of such profit is required in accordance with U.S. GAAP for regulated enterprises, where the sales prices are reasonable and it is probable that, through the rate-making process, future revenues approximately equal to the sales price will result from the Company’s use of the utility plant. The Company meets both of these criteria, and no elimination of profit is necessary for reporting under U.S. GAAP.

(e)	Foreign Currency Translation

Under Korean GAAP, the Company capitalizes certain foreign exchange transaction and translation gains and losses on borrowings associated with certain qualified assets during the construction period.

Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as either transaction or translation gains (losses) under Korean GAAP) should be included in the results of operations for the current period. Accordingly, the amounts of foreign exchange transaction and translation gains and losses included in property, plant and equipment under Korean GAAP were reversed into results of operations for the current period under U.S. GAAP.

Under Korean GAAP, convertible bonds denominated in foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, so the Company does not recognize the associated foreign currency translation gain or loss.

Under U.S. GAAP, convertible bonds denominated in foreign currency are translated at exchange rates as of the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.

(f)	Deferred Income Taxes

Under Korean GAAP, prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges that were reported as a separate component of stockholders’ equity. Effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes.” In accordance with this standard, deferred taxes are recognized on the temporary differences related to the conversion right of the convertible bond issued, unrealized gains and losses on investment securities, equity gains and losses on affiliates and unrealized gains and losses on derivatives considered to be cash flow hedges and are reported as a separate component of stockholders’ equity (capital adjustment).

Under U.S. GAAP, deferred taxes are recognized on the temporary differences related to unrealized holding gains and losses on available-for-sale securities and unrealized gains and losses on derivatives considered to be cash flow hedges and are included in equity as a component of accumulated other comprehensive income, net of applicable taxes.

Under Korean GAAP, prior to January 1, 2005, all deferred tax assets and liabilities were recorded as non-current. Effective January 1, 2005, per SKAS No. 16, deferred tax assets and liabilities shall be classified as current or non-current based on the classification of the related assets or liabilities for financial reporting or the expected reversal date of the temporary difference. As a result of adoption of SKAS No. 16, there is no difference between Korean GAAP and U.S. GAAP as of June 30, 2006.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(g)	Liabilities for Decommissioning Costs

Prior to 2003

Under Korean GAAP, prior to January 1, 2003, the Company accrued for estimated decommissioning costs of nuclear facilities based on engineering studies and the expected decommissioning dates of the nuclear power plant. Annual additions to the reserve were in amounts such that the expected costs would be fully accrued for at the estimated dates of decommissioning on a straight-line basis.

Under U.S. GAAP, prior to January 1, 2003, accounting for liabilities for decommissioning costs was substantially the same as Korean GAAP.

2003

Under Korean GAAP, effective January 1, 2003, the Company adopted SKAS No. 5 “Tangible Assets.” Under this standard, the Company would record the fair value of the liabilities for the decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets. However, this standard was only applicable to new plants (with an associated asset retirement liability) put into service after January 1, 2003. For plants put into service before January 1, 2003, SKAS No. 5 did not apply and the previous Korean GAAP (as described above) was required. Since the Company did not place into service any assets with liabilities for decommissioning costs during 2003, SKAS No. 5 had no impact on the 2003 consolidated financial statements.

Under U.S. GAAP, effective January 1, 2003, the Company adopted SFAS No. 143 “Accounting for Asset Retirement Costs.” Under SFAS No. 143, the Company is required to recognize an estimated liability for legal or constructive obligations associated with the retirement of tangible long-lived assets. The Company measures the liability at fair value when incurred and capitalizes a corresponding amount as part of the book value of the related long-lived assets. The increase in the capitalized cost is included in determining depreciation expense over the estimated useful life of these assets. Since the fair value of the liabilities for decommissioning costs is determined using a present value approach, accretion of the liability due to the passage of time is recognized each period as expense until the settlement of the liability. SFAS No. 143 applies to all existing long-lived assets including those acquired before January 1, 2003. As a result of the adoption of SFAS No. 143, the Company recognized a pre-tax gain as a cumulative effect of accounting change of (Won)1,775,306 million on January 1, 2003. In addition, for the year ended December 31, 2003, the Company recorded accretion expense and depreciation expense under U.S. GAAP while reversing the provision for decommissioning costs recorded under Korean GAAP.

2004 and 2005

In October 2004, Korea Accounting Standard Board issued SKAS No. 17 “Provisions and Contingent Liabilities & Assets.” In January 2005, the Company decided to early adopt SKAS No. 17. Under this standard, the Company retrospectively adjusted the liability for decommissioning costs at the estimated fair value using discounted cash flows (also based on engineering studies and the expected decommissioning dates) to settle the liabilities for decommissioning costs and the same amount was recognized as an utility asset. Under SKAS No. 17, the discount rate was set at the date of adoption and should be applied in all future periods. In addition, any new plants would use the discount rate in effect at the time of its commencement. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. In addition, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Due to the adoption of this standard, the Company re-measured the liability for decommissioning costs as of January 1, 2004 and reflected the cumulative effect of such change in accounting up to the prior year into the current year retained earnings.

Under U.S. GAAP, the Company continued to apply SFAS No. 143 during 2004 and 2005.

As of and for the year ended December 31, 2005, Korean GAAP and U.S. GAAP for recording the liabilities for decommissioning costs are substantially the same except for the following:

•	Under U.S. GAAP, the discount rate for existing decommissioning liabilities was set when the Company adopted SFAS No. 143 (6.49% as of January 1, 2003). Under Korean GAAP, the discount rate for existing decommissioning liabilities was set when the Company adopted SKAS No. 17 (4.36% as of December 2004).

•	Under U.S. GAAP, any changes that result in upward revisions to the undiscounted estimated cash flows shall be treated as a new liability and discounted at the then current discount rate. Any downward revisions to the undiscounted estimated cash flows will result in a reduction of the liability for decommissioning costs and shall be reduced from the recorded discounted liability at the rate that was used at the time the obligation was originally recorded. Under Korean GAAP, regardless of upward or downward revisions to the undiscounted estimated cash flows, the historical discount rate will be applied in all future periods.

•	Under U.S. GAAP, revisions to either the timing or the amount of the original estimate of the undiscounted cash flows is reflected within current year accretion expense or adjustment to the asset retirement cost as a change in estimate. Under Korean GAAP, as required by SKAS No. 17, the cumulative effect of a change in accounting included any changes in estimate that took place during 2004. Accordingly, the 2004 accretion expense under Korean GAAP does not include the change in estimate impact that is recorded within accretion expense under U.S. GAAP.

•	As described in note 32(k), under U.S. GAAP, the Company should recognize the obligation to pay (Won)300,000 million to GyeongJu City in consideration for building its repository site as an asset retirement cost in accordance with SFAS No. 143. Such amount is amortized using the units-of-production amortization method. Under Korean GAAP, the Company recognized this obligation as an intangible asset and other long-term liabilities. Such intangible assets are amortized upon completion of the repository site using the units-of-production method over the estimated useful life.

As explained in note 18, under Korean GAAP, the Company has accrued (Won)7,283,733 million for the cost of dismantling and decontaminating existing nuclear power plants as of June 30, 2006. Under U.S. GAAP, the Company has accrued (Won)5,053,123 million for the cost of dismantling and decontaminating existing nuclear power plants as of June 30, 2006. Substantially all of the difference between the U.S. GAAP liability and the Korean GAAP liability of (Won)2,230,610 million at June 30, 2006 is due to the impact of the discount rate described above.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

Adjustments to capitalized asset retirement costs and liabilities for decommissioning costs recognized under Korean GAAP made in order to arrive at amounts recognized under U.S. GAAP as of December 31, 2005 and June 30, 2006 are as follows:

	Won (million)			U.S. dollars (note 2) (thousands)
	2005		2006	2006
Capitalized asset retirement cost, net of accumulated depreciation	(Won)	(946,148)	(914,326)	$(963,970)
Liabilities for decommissioning costs		2,214,350	2,230,610	2,351,724

	(Won)	1,268,202	1,316,284	$1,387,754

Details of the Company’s capitalized asset retirement costs as of December 31, 2005 and June 30, 2006 under U.S. GAAP are as follows:

	Won (million)			U.S. dollars (note 2) (thousands)
	2005		2006	2006
Capitalized asset retirement costs	(Won)	1,368,427	1,349,644	$1,422,925
Less accumulated depreciation		(602,829)	(538,422)	(567,656)

	(Won)	765,598	811,222	$855,269

A reconciliation of the Company’s liabilities for decommissioning costs for the six-month periods ended June 30, 2006 under U.S. GAAP is as follows:

	Won (million)		U.S. dollars (note 2) (thousands)
	2006		2006
January 1, 2006	(Won)	4,695,026	$4,949,947
Liabilities incurred		123,587	130,297
Revision to estimate		52,945	55,820
Accretion expense		187,788	197,984
Payments		(6,223)	(6,560)

June 30, 2006	(Won)	5,053,123	$5,327,488

In March 2005, the Financial Accounting Standards Board (the “FASB”) issued FIN 47, “Accounting for Conditional Asset, Retirement Obligations—an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations.” FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. This interpretation is effective for fiscal years ending after December 15, 2005. This interpretation did not have significant impact on the Company’s consolidated financial position or results of operations.

Under U.S. GAAP, the Company also has asset retirement obligations related to certain transmission and distribution assets, such as transmission towers. The Company currently does not have sufficient information to estimate a reasonable range of expected retirement dates for any of

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

these assets. Therefore, asset retirement costs for these assets have not been reflected in the consolidated financial statements. The Company will record this obligation when sufficient information becomes available to determine a reasonable estimate of the fair value of the activities to be performed.

(h)	Convertible bonds

Under Korean GAAP, the value of conversion rights are recognized as capital surplus. Also, the convertible bonds are not subject to foreign currency translation because convertible bonds were regarded as non-monetary foreign currency liabilities.

Under U.S. GAAP, per SFAS No. 133, a conversion right would not be considered a derivative since the Company is the issuer of the right. Accordingly, no portion of the proceeds from the issuance of the convertible debt securities shall be attributed to the conversion feature. Also, the convertible bonds are subject to foreign currency translation because convertible bonds were regarded as monetary foreign currency liabilities.

(i)	Principles of Consolidation

Under Korean GAAP, minority interests in consolidated subsidiaries are presented as a component of stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, minority interests are presented outside of the stockholders’ equity section in the consolidated balance sheet.

(j)	Reserve for self-insurance

Under Korean GAAP, in accordance with the Accounting Regulations for Government Invested Enterprises, the Company provides a self-insurance reserve for loss from accident and liability to third parties that may arise in connection with the Company’s non-insured facilities. The self-insurance reserve is recorded until the amount meets a certain percentage of non-insured buildings and machinery.

U.S. GAAP considers loss from accidents and liability to third parties to be a contingency that is only provided for when a liability has been incurred. Contingent losses for self-insurance are generally recognized as a liability (undiscounted) when probable and reasonably estimable.

(k)	Right to Use Future Radioactive Wastes Repository Sites

As described in note 4, the Company is obligated to pay (Won)300,000 million to GyeongJu City in the consideration for building its repository site. Under Korean GAAP, the Company recognized this obligation as an intangible asset and other long-term liabilities. Such intangible assets are amortized upon completion of the repository site using the units-of-production method over the estimated useful life.

Under U.S. GAAP, the Company should recognize the obligation as an asset retirement cost in accordance with SFAS No. 143. Such amount is amortized using the units-of-production amortization method.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(l)	Comprehensive Income

Under U.S. GAAP, comprehensive income and its components (revenues, expenses, gains and losses) for each period should be presented in accordance with SFAS No.130 “Reporting Comprehensive Income” while such a presentation is not required under Korean GAAP. Comprehensive income for the six-month periods ended June 30, 2005 and 2006 is summarized as follows:

	Won (million)			U.S. dollars (note 2) (thousands)
	2005		2006	2006
Net income as adjusted in accordance with U.S. GAAP	(Won)	1,707,180	1,318,433	$1,390,019
Other comprehensive income, net of tax:
Overseas operations translation		(1,959)	5,639	5,945
Unrealized gains (losses) on investments		9,817	1,613	1,701
Deferred gains (losses) on cash flow hedges		9,588	(33,766)	(35,599)

Comprehensive income as adjusted in accordance with U.S. GAAP	(Won)	1,724,626	1,291,919	$1,362,066

Accumulated other comprehensive balances, net of tax:
Overseas operations translation		(108,919)	(61,113)	(64,431)
Unrealized gains (losses) on investments		(8,306)	119,530	126,020
Deferred gains (losses) on cash flow hedges		(10,365)	(31,375)	(33,079)

	(Won)	(127,590)	27,042	$28,510

(m)	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of significant financial instruments in which it is practicable to estimate that value:

(i)	Cash and cash equivalents, short term financial instruments, trade receivables, short-term borrowings, and trade payables: The carrying amount approximates fair value because of its nature or relatively short maturity.

(ii)	Investments: The fair value of investments with marketability is estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, it was not practicable to estimate the fair value of investments in unlisted companies.

(iii)	Long-term debt: The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

The carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2005 and June 30, 2006 are summarized as follows :

	Won (million)
	2005			2006
	Carrying amount		Fair value	Carrying amount		Fair value
Cash and cash equivalents	(Won)	1,399,031	1,399,031	(Won)	2,237,635	2,237,635
Short-term financial instruments		852,757	852,757		1,000,307	1,000,307
Trade receivables and account receivables-other		2,503,426	2,503,426		2,049,402	2,049,402
Investments:
Practicable to estimate fair value		60,923	60,923		44,014	44,014
Not practicable		209,022	N/A		164,081	N/A
Short-term borrowings		(334,678)	(334,678)		(642,937)	(642,937)
Trade payables and accounts payable-other		(1,949,959)	(1,949,959)		(1,291,871)	(1,291,871)
Long-term debt, including current portion		(18,843,273)	(19,021,219)		(19,639,365)	(20,408,247)
Currency and interest swaps, net		385,463	385,463		54,146	54,146

(n)	Benefits Expected to be Paid in the Future

As of December 31, 2005 and June 30, 2006, the future severance and retirement benefits which are expected to be paid to the Company’s employees upon their normal retirement age are as follows:

	Won (million)			U.S. dollars (note 2) (thousands)
	2005		2006	2006
2006	(Won)	26,386	36,410	$38,387
2007		31,442	39,200	41,328
2008		34,187	46,052	48,552
2009		36,395	50,161	52,885
2010		48,162	72,946	76,907
2011~2015		328,821	505,639	533,093

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

(o)	Recent changes in U.S. GAAP

In December 2004, the FASB issued SFAS No. 151 (“SFAS 151”), “Inventory Costs—an amendment of ARB No. 43, Chapter 4,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling cost, and wasted material (spoilage). Under SFAS 151, such items will be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for the Company for inventory costs incurred on or after January 1, 2006. The Company believes that the adoption of SFAS 151 will not have significant impact on its financial position or operating results.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

In May 2005, the FASB issued SFAS No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No.3.” SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. The Company is required to adopt SFAS 154 as of January 1, 2006. The Company believes that the adoption of SFAS 154 will not have significant impact on its financial position or operating results.

In February 2006, the FASB issued SFAS No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” SFAS 155 improves financial reporting by eliminating the exemption from applying Statement 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company believes that the adoption of SFAS 155 will not have significant impact on its financial position or operating results.

In March, 2006, the FASB issued SFAS No. 156(“SFAS 156”), “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”, which (1) provides revised guidance on when a servicing asset and servicing liability should be recognized, (2) requires all separately recognized servicing assets and liabilities to be initially measured at fair value, if practicable, (3) permits an entity to elect to measure servicing assets and liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur, (4) provides that upon initial adoption, a one time reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting an entity’s exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value, and (5) requires separate presentation of servicing assets and liabilities subsequently measured at fair value in the balance sheet and additional disclosures. The Company believes that the adoption of SFAS 156 will not have significant impact on its financial position or operating results.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which supplements SFAS No. 109, “Accounting for Income Taxes,” by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. The Company believes that the adoption of FIN 48 will not have significant impact on its financial position or operating results.

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

(p)	Effect on Net Income and Stockholders’ Equity

The effects of the significant adjustments to net income for the six-month periods ended June 30, 2005 and 2006 that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

	Korean Won				U.S. Dollar (note 2)
	2005		2006		2006
	(In millions)				(In thousands)
Net income under Korean GAAP	(Won)	1,524,844	(Won)	938,536	$989,495
Adjustments:
Operating Income
Asset revaluation		224,252		335,524	353,742
Special depreciation		(3,676)		(2,791)	(2,942)
Regulated operations		(206,437)		35,219	37,131
Capitalized foreign currency translation		96,196		81,767	86,206
Reversal of eliminated profit on transactions with subsidiaries and affiliates		1,419		(7,783)	(8,206)
Liabilities for decommissioning costs		55,968		48,081	50,692
Classification differences in the consolidated statement of income		(131,414)		(10,292)	(10,851)
Other Income (Expense)
Asset revaluation		10,005		9,986	10,528
Capitalized foreign currency translation		25,500		19,716	20,787
Reserve for self-insurance		(764)		(895)	(944)
Convertible bonds		43,042		4,034	4,254
Classification differences in the consolidated statement of income		131,414		10,292	10,851
Deferred income taxes		(63,169)		(142,961)	(150,724)

Net income under U.S. GAAP	(Won)	1,707,180	(Won)	1,318,433	$1,390,019

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

The effects of the significant adjustments to stockholders’ equity as of December 31, 2005 and June 30, 2006 that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:

	Korean Won				U.S. Dollar (note 2)
	2005		2006		2006
	(In millions)				(In thousands)
Stockholders’ equity under Korean GAAP	(Won)	42,337,650	(Won)	42,516,767	$44,825,269
Adjustments:
Utility plant
Asset revaluation		(7,486,100)		(7,150,575)	(7,538,825)
Capitalized asset retirement cost		(946,148)		(914,326)	(963,970)
Special depreciation		13,495		10,704	11,285
Capitalized foreign currency translation		(1,546,068)		(1,444,585)	(1,523,021)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		128,135		120,352	126,887
Investment securities
Asset revaluation		(82,106)		(72,119)	(76,035)
Deferred income taxes		2,045,883		1,902,922	2,006,243
Liabilities
Asset retirement obligation		2,214,350		2,230,610	2,351,724
Regulated operation		(672,234)		(637,015)	(671,603)
Reserve for self-insurance		98,618		97,723	103,029
Convertible bonds		13,332		14,376	15,157
Minority interests		(147,061)		(145,842)	(153,761)

Stockholders’ equity under U.S. GAAP	(Won)	35,971,746	(Won)	36,528,992	$38,512,379

The reconciliation of operating income from Korean GAAP to U.S. GAAP for the six-month periods ended June 30, 2005 and 2006 is as follows:

	Korean Won				U.S. Dollar (note 2)
	2005		2006		2006
	(In millions)				(In thousands)
Operating income under Korean GAAP	(Won)	2,265,218	(Won)	1,505,502	$1,587,245
Asset revaluation		224,252		335,524	353,742
Special depreciation		(3,676)		(2,791)	(2,942)
Regulated operations		(206,437)		35,219	37,131
Capitalized foreign currency translation		96,196		81,767	86,206
Reversal of eliminated profit on transactions with subsidiaries and affiliates		1,419		(7,783)	(8,206)
Liabilities for decommissioning costs		55,968		48,081	50,692
Classification differences in the consolidated statement of income		(131,414)		(10,292)	(10,851)

Operating income under U.S. GAAP	(Won)	2,301,526	(Won)	1,985,227	$2,093,017

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

The reconciliation of utility plant and non-utility plant from Korean GAAP to U.S. GAAP at December 31, 2005 and June 30, 2006 is as follows:

	Korean Won				U.S. Dollar (note 2)
	2005		2006		2006
	(In millions)				(In thousands)
Utility plant and non-utility plant, net under Korean GAAP	(Won)	64,006,054	(Won)	64,054,637	$67,532,563
Asset revaluation		(7,486,100)		(7,150,575)	(7,538,825)
Capitalized asset retirement cost		(646,148)		(914,326)	(963,970)
Special depreciation		13,495		10,704	11,285
Capitalized foreign currency translation		(1,546,068)		(1,444,585)	(1,523,021)
Reversal of eliminated profit on transactions with subsidiaries and affiliates		128,135		120,352	126,887

Utility plant and non-utility plant, net under U.S. GAAP	(Won)	54,469,368	(Won)	54,676,207	$57,644,919

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2005 and June 30, 2006, computed under U.S. GAAP, and a description of the financial statement items that created these differences as follows:

	Korean Won				U.S. Dollar (note 2)
	2005		2006		2006
	(In millions)				(In thousands)
Deferred tax assets
Asset revaluation		1,854,340		1,759,327	1,854,852
Convertible bond		—		—	—
Regulated operation		184,864		175,179	184,691
Capitalized foreign currency translation		425,169		397,261	418,831
Decommissioning cost		1,900,079		2,003,027	2,111,784
Others		—		72,213	76,132

Total deferred tax assets		4,364,452		4,407,007	4,646,290

Deferred tax liabilities
Special depreciation		3,711		2,944	3,103
Convertible bond		3,666		3,953	4,168
Asset retirement obligation		348,756		361,978	381,632
Investment in social overhead capital		216,215		198,820	209,615
Reserve for self-insurance		27,120		26,874	28,333
Investment in subsidiaries and affiliates		2,335,285		2,409,923	2,540,773
Others		26,940		33,097	34,894

Total deferred tax liabilities		2,961,693		3,037,589	3,202,518

Net deferred tax asset under U.S. GAAP		1,402,759		1,369,418	1,443,772
Deferred tax liabilities under Korean GAAP		643,124		533,504	562,471

Total U.S. GAAP adjustments related to deferred income taxes	(Won)	2,045,883	(Won)	1,902,922	$2,006,243

Korea Electric Power Corporation

Notes to Consolidated Financial Statements

(Unaudited)

Earning per share for the six-month periods ended June 30, 2005 and 2006 under U.S. GAAP are as follows:

	Korean Won			U.S. Dollar (note 2)
	2005		2006	2006
	(In millions, except per share data)			(In thousands, except per share data)
Net income under U.S. GAAP	(Won)	1,707,180	1,318,433	$1,390,019
Effect of dilutive securities		2,296	(3,092)	(3,260)

Adjusted net income		1,709,476	1,315,341	$1,386,759

Weighted average number of shares		629,708,023	635,289,794	635,289,794
Effect of dilutive securities		9,999,847	3,498,117	3,498,117

Adjusted average number of shares		639,707,870	638,787,911	638,787,911

Basic earnings per share as adjusted in accordance with U.S. GAAP	(Won)	2,711	2,075	$2,188

Diluted earnings per share as adjusted in accordance with U.S. GAAP	(Won)	2,672	2,059	$2,171

Basic earnings per ADS as adjusted in accordance with U.S. GAAP	(Won)	1,356	1,038	$1,094

Diluted earnings per ADS as adjusted in accordance with U.S. GAAP	(Won)	1,336	1,030	$1,085

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kwang-Choong
Name :	Kim, Kwang-Choong
Title :	Treasurer

Date: October 19, 2006